40-206A

803-00245

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the Matter of

Generation Investment Management US LLP
555 Mission Street, Suite 3400, San Francisco, CA 94105

and

Generation Investment Management LLP
20 Air Street, 7th Floor, London, United Kingdom W1B 5AN

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING GENERATION INVESTMENT MANAGEMENT US LLP AND GENERATION INVESTMENT MANAGEMENT LLP FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Please send all communication to:

Robert D. Lenhard, Esq.
Zachary G. Parks, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001

This Application, including Exhibits, consists of 79 pages
Exhibit Index appears on page 54

18003643

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the Matter of GENERATION INVESTMENT MANAGEMENT US, LLP, and GENERATION INVESTMENT MANAGEMENT LLP	)	APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING GENERATION INVESTMENT MANAGEMENT US LLP AND GENERATION INVESTMENT LLP FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ADVISERS ACT OF 1940

I. PRELIMINARY STATEMENT

Generation Investment Management US LLP ("Generation US") and Generation Investment Management LLP ("Generation UK", and collectively with Generation US, "Generation" or the "Advisers" or the "Applicants") hereby apply to the U.S. Securities and Exchange Commission (the "Commission") for an order, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(c), exempting the Advisers from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to the government entity described below as a consequence of a contribution to a California gubernatorial candidate by an individual whom the Commission would likely consider a covered associate as described in this Application.

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging "in any act, practice, or course of business which is fraudulent, deceptive, or manipulative," and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices, or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5) as including any agency, authority, or instrumentality of a state, or a pool of assets sponsored or established by a State or political subdivision, or any agency, authority, or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of or candidate for an elective office with authority to appoint a person who is directly or indirectly responsible for, or who can influence the outcome of, the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-

5(f)(2)(i) as including its executive officers or other individuals with similar status or function as well as any employee who solicits a government entity on behalf of an investment adviser and any person who supervises, directly or indirectly, such employee.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that (i) do not exceed a de minimis threshold, (ii) were made by a person more than six months before becoming a covered associate, unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser, or (iii) were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventative measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on those considerations and the facts described in this Application, the Applicants respectfully submit that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants request an order exempting them to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) so as to permit them to receive compensation for investment advisory services provided to the Client (as defined below) within the two-year period following the contribution identified herein.

II. INTRODUCTION

This Application arises from a June 7, 2017 political contribution made by a Generation partner, for personal reasons, after a solicitation from his next-door neighbor to attend a dinner event with California gubernatorial candidate (and current Lieutenant Governor) Gavin Newsom that coincided with the next-door neighbor's birthday. Two of Mr. Newsom's children were, at the time, primary school classmates of two of the

Generation partner's children, and the parents had occasionally socialized at school-related functions, along with other parents. The invitation stated that the event was to be a fundraiser for Mr. Newsom's gubernatorial campaign, and that a $5,000 contribution was requested to attend the dinner. Because the Generation partner's children were primary school classmates with the candidate's children, and because the invitation came from his next-door neighbor, the partner considered the invitation in its social context and determined that it was appropriate to accept the invitation and make the contribution.

As the social context demonstrates, the contribution was unrelated to Generation's business. While Generation has had a longstanding relationship with the California State Teachers' Retirement System ("CalSTRS") and while the California Governor has the authority to appoint a non-controlling number of members of the CalSTRS board, the Generation partner who made the contribution has never managed Generation's relationship with CalSTRS, nor has he supervised anyone that manages this relationship. *See* infra n. 4. Instead, CalSTRS is invested in a Generation public equity strategy called "Global Equity," which is an entirely different strategy from the predominantly private equity strategy managed by the Generation partner. Indeed, to the best of Generation's knowledge, the Generation partner played no role in obtaining or retaining CalSTRS as an investor and was not charged with that responsibility by Generation. Moreover, at the time of the contribution, Gavin Newsom did not hold (and still does not hold) an office that could influence CalSTRS investment decisions and, if successful, Mr. Newsom would not even be in a position to begin to appoint[1] individuals with this responsibility until at least 18 months after the contribution.

Importantly, the Generation partner's contribution to the Newsom campaign was a clear violation of Generation's strict "pay-to-play" policy. Specifically, Generation's policy "strictly prohibit[s]" employees and partners from making *any* contributions to U.S. state or local candidates. Generation routinely reminded the partner (and all other personnel) of this prohibition and obtained from the partner periodic certifications that he would not make state or local contributions, including obtaining one certification just a few days before the partner's neighbor asked him to make the contribution at issue.

To ensure strict adherence to its policies, Generation conducts routine "mock audits" that involve interviews and searches of public databases for political contributions made in violation of the policy. Generation discovered the contribution at issue here through one such recent routine audit, which found the violation within six months of it occurring. Generation immediately instructed the partner to request a refund from the campaign while investigating the issue. The partner received and deposited the refund on December 8, 2017, only one week after its discovery.

Generation has subsequently established a formal escrow account to hold all compensation from CalSTRS received between the date of the contribution and the expiration of the two-year period following the date of the contribution. Having

[1] CalSTRS gubernatorial appointees do not hold a majority of seats on the CalSTRS board and, once confirmed by the California State Senate, serve four year terms and cannot be removed by the Governor.

completed its investigation, Generation is making this *sua sponte* application to the Commission.

In light of these circumstances, and for the reasons stated below, Generation respectfully submits that the Commission should grant an exemption.

III. Statement of Facts

A. The Applicants

Generation US is a Delaware limited liability partnership registered with the Commission as an investment adviser under the Act. Generation UK, a 99.9 percent owner of Generation US, is a limited liability partnership established under the laws of England and Wales and is an exempt reporting adviser under 17 C.F.R. § 275.204-4(a). As of June 30, 2017, Generation US and Generation UK jointly managed approximately $17 billion in assets. As of the same date, Generation managed 22 separate account mandates. CalSTRS is one of these accounts. Other accounts managed by Generation relate to seven funds sponsored by Generation where there are many hundreds of underlying investors.

Generation US and Generation UK have responsibilities for different investment funds and separate accounts dependent upon their domicile. Generation US offers investment advisory services and serves as an investment manager to two private Delaware funds: Generation's Global Equity strategy and Asia Equity strategy. These funds are primarily designed for US persons. Generation US also serves as an investment manager for certain separate accounts in the United States, including CalSTRS. Last, it provides sub-advisory services with respect to Generation's Growth Equity Funds.

Generation UK has primary responsibility for the management of the Growth Equity Funds, and acts as a sub-adviser with respect to the US based Global Equity strategy managed by Generation US.

As noted above, Generation US provides investment advisory services with respect to its public equity strategies (Global and Asia Equity) both via separate accounts and fund vehicles. This is in contrast to Growth Equity (which can be broadly equated to a private equity strategy), where those services are delivered only by means of fund vehicles. Hence, throughout this Application we refer to Global and Asia equity as "strategies" and to Growth Equity as "funds".

B. The Government Entity

In 2007, Generation US entered into an Investment Management Agreement with CalSTRS (the "Client"), which invests state pension plan assets, to provide CalSTRS with investment management services. The Client is a government entity as defined in Rule 206(4)-5(f)(5)(i). The Client awarded Generation a separate account mandate and it is invested in Generation US's *Global* Equity strategy. As noted above, that is a separate public equity strategy distinct from *Growth* Equity which is overseen by Contributor (defined below). In broad terms, the *Global* Equity strategy invests in a relatively concentrated portfolio of *public* equities, whereas *Growth* Equity is largely a *private* equity strategy. Generation continues to manage Client's investments but the Client has not increased the amount of its investment in the Global Equity strategy since 2008. Generation is currently in discussions with Client about Client possibly investing in another Generation investment strategy, which is also not overseen by Contributor.

Generation does not currently provide investment advisory services to any other government entities in California.[2]

C. The Contributor

The Generation partner who made the contribution that is the subject of this Application is Colin le Duc (the "Contributor"). Contributor joined Generation in 2004. He is a founding partner of Generation UK who also serves on the Management Committee of Generation UK, Generation's governing body. He also serves on the Investment Committee of the Growth Equity Funds, is one of the senior members of the Growth Equity team, and is the Co-Chief Investment Officer ("Growth Co-CIO") of the Growth Equity team. As Growth Co-CIO, he shares responsibility for portfolio construction and investment performance of Generation US and Generation UK funds but

[2] In 2011, the UC Berkeley Foundation entered into a Subscription Agreement with Generation IM Global Equity Fund LLC, an investment fund advised by Generation US. The UC Berkeley Foundation is not a "government entity" under the Rule 206(4)-5. According to its website, the UC Berkeley Foundation was created in 1948 by private individuals. *See* History & Mission, University of California Berkeley Foundation, available at https://foundation.berkeley.edu/mission. The Foundation's tax filings with the Internal Revenue Service further state that it is not a "federal, state, or local government or governmental unit." *See* University of California Berkeley Foundation Internal Revenue Service Form 990 (2013), available at http://990s.foundationcenter.org/990_pdf_archive/946/946090626/946090626_201406_990.pdf. Rather, the Foundation is an "independently governed charitable nonprofit corporation[] that [is] legally separate from the University of California." Cal. Educ. Code § 92950(b); *see also Save Westwood Village v. Luskin*, 233 Cal. App. 4th 134, 141 (Cal. Ct. App. 2014) (trial court dismissed a statutory claim on the basis that a similar university foundation, the UCLA Foundation, was not a "governmental entity"); *Cal. State Univ. v. Superior Court*, 90 Cal. App. 4th 810, 826 (Cal. Ct. App. 2001) (recognizing that college foundations functioning as auxiliary organizations—entities more closely tied to the university than the Berkeley Foundation—are "not part of the state body they aid or assist" and are "not instrumentalities of the state" (citations omitted)); Att'y Gen. Op. No. 80-1012, 1981 WL 126722, at *12 (Feb. 6, 1981) (finding that auxiliary organizations are legally distinct from the institutions of higher education they support and are "nongovernmental" and "not . . . public agenc[ies]").

solely with respect to Growth Equity assets. As Growth Co-CIO, he further coordinates the Growth Equity team that makes investment recommendations which he and others present to the full Growth Equity Investment Committee for review and approval.

In addition to these roles, on October 4, 2017, Generation announced that the Contributor had been appointed Co-President of Generation's new U.S. office in San Francisco with joint Management Committee responsibility for the office. In that capacity, Contributor has responsibility for reporting on California operations to the Management Committee and for the culture of the San Francisco office. Generation's previous office in the United States was in New York State and Contributor had no responsibility for that office. Contributor is also a non-voting "Class B" partner of Generation US, which does *not* give him a right to vote on matters relating to the Generation US partnership. In common with all other partners of Generation US, he is a Managing Director of Generation US which gives him certain limited powers with respect to the negotiation, approval, execution, authorization, and delivery of agreements and documentation in connection with the provision of investment advisory services.

Despite these titles, Contributor's primary day-to-day activities involve co-managing the Growth Equity Funds' investments, not soliciting clients to invest in Generation's various other funds or other investment strategies, nor managing the investments of those strategies.[3] On occasion, if clients wish to discuss Generation's

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[3] Prior to 2007, Contributor was involved with the broader Global Equity strategy (a public equity strategy, and at that time Generation's sole strategy), but upon the preparation for the launch of Generation's first Growth Equity Fund (then called Climate Solutions Fund) in 2007, his work with the Growth Equity Fund became his sole focus.

general investment strategy or sustainability matters or industry trends, Contributor will provide this information. But Contributor does not recall any communication with any client with respect to the performance of any of their assets invested in Generation's *public* equity strategies (comprising Global Equity and Asia Equity) and is not an expert in those areas. Further, Contributor has no direct responsibility for any assets managed on behalf of Client, for retaining Client, or for supervising employees involved in soliciting Client.[4] The agreement with Client required Client and Generation to agree on certain Generation employees as "Authorized/Key Personnel" who are "authorized to conduct business on behalf of [Generation] in a decision-making capacity" in connection with Client's investments. Given his responsibilities for an entirely separate asset class, Contributor was not selected by Generation and the Client as an "Authorized/Key Person." Moreover, while Client is currently considering investing in a different Generation strategy, which again is not overseen by Contributor, Contributor has not been involved in those discussions and Generation does not anticipate him to be listed as an "Authorized/Key Personnel" with respect to that potential investment or any other.

Given his focus on the Growth Equity Funds, in which the Client is not invested, Contributor's interactions with Client have been limited. Contributor does not recall any direct involvement with the initial onboarding of Client in 2007 and has not been

[4] As a member of the Generation Management Committee, Contributor has general oversight for Generation as a whole, but this does not entail day-to-day supervision of employees. Moreover, although Contributor serves as Co-President of the San Francisco office, the office location for certain Generation employees who solicit Client, his position as Co-President does not give him direct or indirect supervisory authority over these employees. He does not, for example, direct the activities of these employees, conduct performance reviews for them, or receive reports from them as to their activities.

involved in retaining Client as an investor. Based on a review of the relevant records, Contributor had involvement in several communications with the Client between 2012 and 2014, before he moved to California, to ask whether the Client would be interested in investing in Generation's second Growth Equity Fund (the first fund had already closed to new investors). The Client declined to pursue the investment in 2014 and, subsequent to that, Contributor's Growth Equity Funds were both closed to new investors. Generation has not launched a new Growth Equity Fund since that time. The Contributor relates that his practice was to enter all meetings with potential or existing investors in his calendar, and a review of his calendar and other relevant documents did not reveal any other communications between the Contributor and any representative of the Client. Neither the Contributor nor any member of Generation's investor relations team recalls or has any record of any other such communications between the Contributor and the Client, other than occasional remarks to all attendees at conferences and similar events where a representative of Client may have been among many different interested parties in attendance.

Nevertheless, in light of his positions on the Management Committee of Generation UK and as Co-President of Generation's U.S. office, Generation believes that the Commission would likely consider Contributor, at all relevant times, an "executive officer" and therefore a "covered associate" of Applicants.

At the time of the contribution at issue here, in June 2017, Contributor resided in Ross, California with his wife and two children.

D. The Adviser's Pay-to-Play Policies and Procedures

At the time of the Contribution, Generation's Political Contribution policy (the "Policy") prohibited this contribution. The Policy highlighted the Rule, noting that it was "unlawful" to make contributions to state and local candidates (among others), emphasized that it applied to all employees and partners, whether they were covered associates or not, and stated that "to prevent violations" employees and partners "are strictly prohibited from making political contributions, or soliciting or coordinating contributions to: (a) a candidate for a U.S. State or local office, or (b) a holder of a U.S. State or local office who is running for Federal office." Exhibit A. The Policy stated that the Compliance Officer may grant an exception in cases were good cause is shown and the contribution is consistent with law and will not present undue business risk.[5] The Contributor did not seek or obtain an exception under this Policy.

Prior to the Contribution, Generation repeatedly informed the Contributor and all partners and employees of the Policy's prohibition on making contributions to state and local candidates in the United States. The Contributor was notified or reminded of the policy on at least eight occasions between December 2013 and June 7, 2017, the date of the Contribution, either as part of a general reminder of Generation's Code of Ethics or as a separate specific reminder on political contributions. These notices included three email reminders in July and August 2016 and Generation's distribution of an updated

[5] This was intended to apply to a highly limited set of contributions in states where Generation had no actual or expected governmental clients and where a personnel member had a particular affinity with the state concerned. In such cases, it was felt unreasonable to limit the employee or partner's personal political activity when there was no reasonable prospect of infringement of the pay-to-play rules.

copy of its revised Policy on September 8, 2016. One of the recent emails to the Contributor even specifically warned against making contributions to California candidates.

In addition to these reminders, since at least 2012, Generation required Contributor and all other employees and partners to complete an annual certification attesting that the individual had read and understood the Generation Compliance Manual, which discussed Generation's prohibition on political contributions, and undertook to abide by all Generation policies. As of the date of the Contribution, Contributor had completed at least six such certifications. Also, in 2016 and 2017, Contributor (like all partners and employees) was required to complete a separate annual certification called "Annual Certification—Political Contributions." Contributor completed both annual certifications. In fact, on May 30, 2017, Contributor submitted his most recent certification that included the following responses:

Annual Political Contributions Attestation

I confirm that I have received a copy of, read and understand the summary of section 206(4)-5 of the Investment Advisers Act of 1940 15 U.S.C, Rule 2.3 of the Conduct of Business Sourcebook published by the Financial Conduct Authority attached at Annex A hereto.

I agree

I confirm that I have read and understand section 19.5 of the Generation Investment Management LLP Global Compliance Manual concerning Political Contributions and Public Office (for UK- based Partners & Employees) and the titled section Political Contributions and Public Office of the Generation Investment Management US LLP US Code of Ethics (for US-based Partners & Employees).

I agree

I confirm that I have not provided a political contribution to an elected official or candidate of a U.S. State or local office or U.S. State or local candidate running for Federal office, or any other political organizations that would benefit those candidates in the preceding twenty four (24) month period.

I have not provided a political contribution per the above

I undertake not to provide any political contributions, either directly or indirectly, to an elected official or candidate of a U.S. State or local office or U.S. State or local candidate running for Federal office, or any other political organizations that would benefit those candidates.

I agree

I acknowledge that I may provide political contributions to a National Political Party or a Federal candidate pursuing Federal office only if such Federal candidate is not presently holding office in a U.S. State or local government entity.

I agree

Attestation Statement

Check to accept signature

Attestation Statement:

I have read and understood the questionnaire and attest that I have answered in a truthful manner. I acknowledge and agree that any breach of the enclosed declarations may cause significant financial harm to Generation and would be a breach of my terms of employment/partnership and consequently, may result in, among other things the termination of my contract.

See Exhibit B.

Despite the multiple reminders he had received and his certifications (including one only a week before the Contribution) that he had not provided a political contribution to a state candidate in the preceding 24 months and that he would not, in the future, make a contribution to a state candidate, the Contributor made the Contribution described below in clear violation of Generation's Policy and his immediately preceding declaration. As further described below, Contributor considered the Contribution in its social context at the time and has stated that he simply forgot about the Policy in this circumstance, notwithstanding the recent reminder.

E. The Official

The contribution in question was made to "Newsom for California—Governor 2018," the campaign committee for Gavin Newsom's California gubernatorial campaign. The gubernatorial election will include a primary on June 5, 2018 and a general election on November 6, 2018. The new Governor will not assume office until January 7, 2019. Mr. Newsom (the "Official") is currently Lieutenant Governor of the State of California. Although the California Lieutenant Governor is not responsible for and cannot influence the outcome of the hiring of an investment adviser by the Client and does not have authority to appoint such a person, the *Governor* has appointment authority (subject to Senate confirmation) with respect to five members of Client's twelve-member board and also appoints the Director of Finance, who sits *ex officio* on the Client's board. Any candidate for Governor is therefore presumably an "official" within the meaning of the Rule.

The Governor, however, does not appoint a slate of board members upon assuming office. Rather, the appointment power arises only when an existing board member either steps down or completes his or her four-year term. Under California law, the Governor is not authorized to remove at will a sitting CalSTRS board member with an unexpired term. *See People ex rel. Finlay v. Jewett*, 6 Cal. 291 (Cal. 1856) ("[W]here the tenure is defined, then the officer shall hold for his full term."); *cf.* Cal. Gov't Code § 1301 (providing that offices *without* specified terms are "held at the pleasure of the appointing power"). As a result of the staggered terms of the appointed seats, only a single appointed seat is expected to be open in January 2019 when the next Governor takes office.[6] And the new Governor would not be in a position to have five appointees sitting on the board until at least 2022.

To the best of Generation's knowledge, Mr. Newsom is currently unaffiliated with the Client. He has never been a member of the Client's board, has never had any authority or influence with respect to the Client's selection of investment advisers, and has never had any authority to appoint any person with such authority or influence.

F. The Contribution

On June 3, 2017, the Contributor's next-door neighbor sent him a text message inviting him to a fundraising event for Gavin Newsom's gubernatorial campaign, which coincided with the next-door neighbor's birthday. The included contribution form indicated that, to attend the dinner, a contribution to the Newsom campaign was requested. Specifically, the form set out three levels of "Suggested Contribution" as follows: Cocktails - $1,000; Dinner - $5,000; and Co-Host $25,000. Contributor and his wife were socially acquainted with Mr. and Mrs. Newsom because two of Mr. Newsom's children and two of the Contributor's children were, at the time, in the same classes at their local primary school. The Contributor completed the contribution form, and on June 7, 2017 (the "Contribution Date"), made the minimum suggested contribution for

[6] One appointee's term ended at the end of 2017. Assuming an appointment is made for this position in 2018, that person's term will end on December 31, 2021. The terms for three additional appointees end on December 31, 2019, which means that the next Governor will need to wait for a year to fill those seats. Only one of the current appointees has a term ending on December 31, 2018.

dinner of $5,000 as a personal contribution via debit card to "Newsom for California—Governor 2018" (the "Contribution"). The Contributor does not recall having ever previously made — or since made — a political contribution at the federal, state, or local level and Generation's review of the Federal Election Commission database and targeted state databases confirmed that conclusion.

The $5,000 contribution was one-fifth of the highest-level requested on the contribution form and approximately 17 percent of the California maximum $29,200 per election limit on individual contributions to candidates for Governor. *See* Cal. Fair Political Practices Comm'n, 2017-2018 Contribution Limits to State Candidates Per Election, http://www.fppc.ca.gov/learn/campaign-rules/state-contribution-limits.html. The Contributor attended the fundraising dinner on June 8, 2017. He did not otherwise solicit or coordinate contributions for Mr. Newsom's campaign. Nor, to the best of his recollection, did he tell anyone at Generation that he had made the Contribution.[7]

The Contribution was not related to Generation's business generally nor to its investment contract with the Client specifically. Nor, as discussed above, did Contributor have any role with respect to Client's investments. As discussed below, the Contributor received a full refund from the Newsom campaign on December 8, 2017, after a request by counsel.

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[7] On the day of the event, Contributor informed another Generation officer that he would be attending a small dinner with Gavin Newsom and asked for the Generation officer's views on Mr. Newsom, but did not tell the officer that the dinner was a fundraising event or that he had made a contribution to the Newsom campaign. After the dinner, the Contributor suggested Mr. Newsom and the Generation officer (who were acquainted with one another through a prior common employer) get back in touch, but again did not inform the Generation officer of the fundraising nature of the dinner. Neither Mr. Newsom nor the officer followed up on that suggestion.

G. The Client's Investments with Advisers

Generation US first entered into an investment management agreement with Client in 2007. The investments were all made in 2007 and 2008, almost a decade before the Contribution Date and long before the Official would take office, should he win the 2018 primary and general elections. The Client has not materially increased its assets under management by the Adviser or otherwise initiated new mandates or opened new accounts since 2008, although Client is currently considering investing in a different Generation investment strategy that is not managed by Contributor.

Neither Contributor nor anyone whom he supervises was involved in soliciting Client with respect to any of Client's business with Applicants or any business currently being considered by Client. Contributor had no intention to seek, and no action was taken either by the Contributor or by the Applicants to obtain, any direct or indirect influence from the Official with respect to this investment or proposed investment.

H. The Advisers' Discovery of the Error and Response

After making the contribution on June 7, 2017, Contributor failed to inform Generation of the Contribution, despite being required by the Policy to do so. Generation instead learned of the Contribution on December 1, 2017, after the Contributor disclosed it in an interview with a regulatory compliance firm engaged by Generation to complete its annual "mock audit." These annual mock audits form a core part of Generation's compliance program. The regulatory compliance firm reported the Contribution to Generation on the same day, Friday, December 1, 2017. That day, Generation engaged outside counsel and immediately began investigating the matter.

Upon Generation's discovery of the Contribution, the Contributor complied with Generation's request that he seek an immediate refund of the Contribution. The request for a refund occurred through counsel on the business day after Generation learned of the Contribution. The candidate's campaign issued and mailed a refund check to Contributor on Monday, December 4, 2017 and that check was received and deposited in Contributor's bank account on December 8, 2017.

Following discovery of the Contribution, Generation commissioned a campaign finance database search in each of the jurisdictions in which Generation has, since 2011, managed public investments. The search reviewed each of these databases for any contributions by any Generation partner or employee that may be considered a covered associate from 2011 to December 2017. The database review did not identify any other contributions that may violate the Rule.

Since its discovery of the Contribution, Generation has also updated the Policy and re-distributed it to all partners and employees and other personnel. In addition, Generation has also updated its procedures to mandate annual live or video-conference training on the Policy, to increase the frequency of the internal compliance certifications from annually to quarterly, and to increase the frequency of campaign finance database reviews from annually to quarterly.

Generation has placed in escrow, and will continue to place in escrow, all compensation received from the Client (whether under the current agreement or any future agreements) from the Contribution Date until the earlier of the resolution of this exemption application or June 7, 2019, two years from the Contribution Date.

Generation is also in the process of taking appropriate, proportionate disciplinary action with respect to the Contributor.

IV. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

(2) Whether the investment adviser:

(i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule;

(ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

(iii) after learning of the contribution:

(a) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and

(b) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State, or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. *See* 17 C.F.R. § 275.206(4)-5(e).

As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

V. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicants submit that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Client's decision to invest with Applicants and establish an advisory relationship was made on an arm's length basis and free from any improper influence as a result of the Contribution. In support of that conclusion, Applicants note that the relationship with the Client predates the Contribution by more than ten years. Additionally, at the time of the Contribution, the refund, and the submission of this Application, the Official had not prevailed in either the primary election or the general election. Nor was the Contributor involved in soliciting or managing the Client's existing business with Applicants. Furthermore, after Applicants first learned of the Contribution on December 1, 2017 through a compliance audit, a full refund was promptly sought and was obtained on December 8, 2017.

Given the nature of the Contribution, and the lack of any evidence that the Advisers or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection or retention of investment advisers, the Client's interests are best served by allowing the Advisers and their Client to continue their relationship uninterrupted. Causing the Advisers to serve without compensation for a two-year period would result in a financial loss potentially hundreds or thousands of times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

A. Public Interest and the Rule's Purpose

Rule 206(4)-5 is a prophylactic rule designed to guard against corruption of the process by which investment advisers are selected to advise government entities in the management of assets. *See* Political Contributions by Certain Investment Advisers, 75 Fed. Reg. 41017, 41022 (July 14, 2010) ("SEC Final Rule") (codified at 17 C.F.R. pt. 275). The quintessential example of the harm the Rule seeks to prevent is an investment adviser whose covered associate, in an attempt to obtain business, makes a contribution to a government official who then rewards the contributor by selecting the investment adviser instead of a better-qualified, lower-cost adviser, to the financial detriment of the beneficiaries of those assets. *See id.* at 41022–23.

To protect against such corruption, the Rule prohibits the provision of investment advisory services to a government entity for compensation for two years following a contribution by a covered associate to an "official" of that government entity. 17 C.F.R. § 275.206(4)-5(a)(1). The Commission intended for the Rule to be "strong medicine" to "curb[] participation in pay to play." *See* SEC Final Rule at 41027.

Accordingly, the Rule is extremely broad in scope and it is not finely tailored to exclude contributions made based on personal political ideology, in the exercise of First Amendment rights, or based purely on personal or familial relationships. It is prophylactic in nature and can be violated as a result of circumstances wholly unrelated to the harm the Rule was designed to prevent.

The consequences of strict application of the Rule can be severe. There is potential to disrupt the relationship between a client and the investment adviser it selected through a merit-based, and generally time-consuming, selection process, as well as the potential to compel the adviser to provide uncompensated advisory services. Despite the best efforts of an adviser, a covered associate's unintentional violation of the adviser's internal policies could cause the adviser to suffer a financial loss many thousands of times greater than the value of the contribution. This severe penalty could apply even where the adviser was completely unaware of the contribution, the adviser had adopted robust policies and procedures to prevent such contributions, the contribution was promptly refunded upon detection and before the election at issue, and the contribution was made for personal reasons.

Recognizing that a strict and inflexible application of the Rule could lead to harsh and unwarranted results, and intrude upon core rights to free speech, the Commission established a formal process for seeking an exemption when "imposition of the prohibition is unnecessary to achieve the [R]ule's intended purpose." *Id.* at 41049. The exemption process is an essential safety valve permitting the Commission to grant relief to an investment adviser when the circumstances of a contribution potentially made in violation of the Rule are not related to the harm the Rule seeks to prevent.

Generation respectfully submits that the Contribution at issue in this Application occurred under precisely the circumstances for which the exemption process was designed. Here, an exemption from the two-year prohibition on compensation is necessary and appropriate, in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Contribution was not intended to, and did not, influence the award of investment advisory business, the harm against which the Rule is designed to protect. The Client's initial investment with Generation pre-dates the Contribution by more than a decade and the Client has not made additional investments since 2008. To the best of Generation's knowledge, the Contributor has had no contact with the Client or its representatives with respect to Client's existing investment in the Global Equity strategy or the prospective Client investment in another strategy. The Contribution was both unknown to and unconnected with Generation, and instead made in response to an initial solicitation by a personal friend and next-door neighbor of Contributor, to the campaign of a candidate with whom Contributor's family had a personal relationship through their children's school. To be the best of Contributor's recollection, prior to the Contribution, he had only ever met Mr. Newsom at school-related functions.

Moreover, Mr. Newsom currently has no influence over Client's decision-making or ability to appoint individuals to Client's board. Even if Mr. Newsom wins the primary election in June and the general election in November 2018, he would have only an attenuated and remote ability to influence the Client's investment decisions through the commencement of periodic authority to appoint (subject to Senate confirmation) a non-controlling number of individuals to the Client's board following the expiration of the terms of existing appointees. And Mr. Newsom would not even be able to exercise that limited appointment authority until January 2019, more than 18 months after the Contribution was made and more than a year after it was refunded. Given the absence of a connection between the Contribution and the Client's investment decisions, Generation's lack of knowledge of the Contribution, its Policy's clear prohibition on such contributions, the purely personal basis for the Contribution, and that Generation and the Contributor did not intend to, and did not, interfere with the Client's merit-based process for the selection or retention of investment advisers, the public interest is best served by issuing an exemption.

An exemption is also consistent with another "purpose[] . . . fairly intended by the policy," namely encouraging investment advisers to "develop[] and enforc[e] robust compliance programs designed to prevent contributions from triggering the two-year time out." 75 Fed. Reg. 41018, 41028 (July 14, 2010). Here, Generation had already adopted and implemented robust procedures before the Contribution. Indeed, Generation's concerns regarding these issues were so great that the procedures it adopted included a complete prohibition on such contributions, absent a rare exception that required approval from the compliance officer. Generation frequently reminded covered associates of the restriction and, indeed, reminded Contributor at least eight times. Generation even required the Contributor to certify in writing that he would not make future political contributions to state candidates and Contributor made one such certification just a week before he made the Contribution. Generation also adopted a routine compliance program which, *inter alia*, was designed to and did, identify breaches of its procedures. Causing Generation to forfeit compensation for the two-year period subsequent to a Contribution it did everything reasonably in its power to prevent could result in a financial loss that is thousands of times the amount of the Contribution, a consequence disproportionate to the harm the Rule was intended to prevent. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by government entities as a result of campaign contributions, and not by compelling disgorgement of compensation as a result of an inadvertent violation by a partner of an adviser, where the adviser had in place a robust "pay-to-play" compliance policy.

B. Policies and Procedures before the Contribution

Prior to the Contribution, Generation had already adopted and implemented robust "pay-to-play" compliance policies that, if followed by the Contributor, would have prohibited the Contribution. Since 2011, Generation has required all partners and employees to comply with a strict Policy prohibiting political contributions to state and local candidates.[8] That Policy exceeds the requirements of the Rule and is designed to prevent both direct and indirect violations. For example, the version of the Policy which was operative when the Contributor made the Contribution applies to all "employees" and "partners," not just covered associates. It further prohibits all contributions to state and local candidates and office-holders, not just covered "officials." It does not permit *de minimis* contributions, even when a covered associate can vote for the candidates. Generation further requires annual certification of compliance with these restrictions, as well as a forward looking statement committing not to make contributions to state candidates in the future. In this case, the Contributor certified compliance only a few days before being asked to make the Contribution. In fact, given that timing, it is reasonable to conclude that Generation took more than reasonable precautions to prevent the Contribution at issue.

Generation's practices, however, are designed not merely to prevent prohibited contributions; they are also designed to identify and promptly remedy any violations. For that reason, Generation engages a compliance consultant to conduct periodic reviews of

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[8] The Policy initially prohibited only those contributions to State and local official levels who may have had discretion over the allocation of business to Generation. Generation revised the Policy in 2013 to provide an outright ban on personnel making or soliciting political contributions to <u>any</u> state or local candidate or state or local officeholder, except in rare cases where the Compliance officer had approved an exception after concluding that the contribution was consistent with law and would not present undue business risk to current or anticipated business opportunities. This outright prohibition has remained in place, although the Policy was further enhanced and clarified in the lead up to the 2016 Presidential Campaign and, in January 2018, following Generation's discovery of the Contribution.

compliance with its policies, including its political contribution policies and procedures. That review successfully identified the Contribution within six months.

Generation's policies and procedures appear to have otherwise successfully prevented violations of the Rule. Other than the Contribution described herein, Generation's recent review of publicly reported political contributions did not identify any other contribution, since the contribution restrictions in the SEC rule became effective in 2011, to any covered official of any state or local government entity which invests assets with, or has invested with, Generation.

C. Actual Knowledge of the Contribution

Generation had no actual knowledge of the contribution until it was identified and brought to its attention during the compliance verification process on December 1, 2017. The Contributor has stated that he did not inform anyone at Generation of the Contribution before or after it was made until he voluntarily disclosed the contribution during the interview process in connection with Generation's internal audit, and Generation's investigation has found no evidence anyone at Generation knew of the Contribution prior to its discovery during the internal audit.

D. Adviser's Response After the Contribution

Upon discovering the Contribution, Generation immediately engaged outside counsel and took aggressive remedial steps:

- Generation asked the Contributor to request a full refund from Mr. Newsom's campaign committee. That request was made through counsel the business day following Generation's discovery of the contribution. Contributor received and deposited a full refund of his $5,000 contribution within seven days of Generation learning of the violation.

- Generation has placed all compensation earned that is attributable to the Client's investments from the Contribution Date to the date of this filing, in escrow, and all future compensation subject to the two-year ban under the Rule will continue to be placed in escrow as it accrues pending the outcome of this Application.
- Generation's first focus has been on investigating this matter and preparing this Application. It is, however, in the process of taking appropriate, proportionate disciplinary action with respect to the Contributor.
- In connection with making this submission, Generation notified the Client of the Contribution and provided details of this exemption Application.
- Generation has also updated the Policy and re-distributed it by email to all partners and employees and other personnel. In addition, Generation has updated its compliance procedures to mandate annual live or video-conference training on the Policy, to increase the frequency of internal compliance certifications with respect to the Policy from annually to quarterly, and to increase the frequency of campaign finance database reviews from annually to quarterly.
- A search was undertaken of each of the relevant campaign finance databases for all contributions from 2011 to present by individuals whom the SEC might consider to be "covered associates." That review did not identify any other contributions that would trigger the prohibitions in the Rule.

- As an additional remedial measure, even if the exemption is granted, Generation will not seek or accept investments of Client in Generation's Growth Equity Funds, the funds managed by Contributor, for two years following the date of the Contribution.

E. Status of the Contributor

To the best of Generation's knowledge based on a diligent review, the Contributor was not involved in obtaining, managing, or retaining any of the Client's current or prospective investments. As described above, and to the best of Generation's knowledge, the Contributor (other than remarks to all attendees at conferences and similar events) had only a few contacts with the Client between 2012 and 2014 related to a fund now closed to new investors, and those contacts were unrelated to the Client's current investment in the Global Equity strategy, which pre-dated those contacts by five years, or its prospective investment in a different strategy. Rather, Contributor's primary role at Generation is to manage the investments of an entirely different fund in which Client does not invest, the Growth Equity Funds.

F. Timing and Amount of the Contribution

The timing of the Contribution further supports granting an exemption. At the time of the Contribution, Mr. Newsom could not influence Client's decisions regarding the hiring of investment advisers, nor could he appoint someone with this authority. And, unless he is successful in a highly-competitive primary election and general election later this year, he may never be in a position to appoint individuals to the CalSTRS Board. Even if he is successful, the next Governor will not be sworn in and have authority to appoint any board members for more than 18 months after the Contribution, and is unlikely to have appointed all five-gubernatorial appointed members until 2022. The large gaps in time between the Contribution and commencement of the next Governor's appointment authority further reinforce the conclusion that the Contribution was personal and not intended to influence the Client's investment decisions.

The amount of the Contribution also counsels in favor of an exemption. The Contribution was the minimum needed to attend the dinner, and was one-fifth of the maximum $25,000 amount requested on the invitation. It was also only a fraction of the $29,200 amount an individual could contribute to Mr. Newsom under California law. *See* Cal. Gov't Code § 85301(c) ($20,000 limit); *id.* § 83124 (adjusting for inflation). The Contribution was also a relatively small sum when compared to the total contributions amassed by Mr. Newsom: from January 1, 2017 to June 30, 2017, the Newsom campaign raised over $5.3 million, ending the reporting period with over $13 million in cash-on-hand. The Contribution therefore represented less than 0.1% of Mr. Newsom's total fundraising for the first six-months of 2017, and less than 0.04% of Mr. Newsom's total campaign funds as of the date of the Contribution.

G. Nature of the Election and Other Factors and Circumstances

The nature of the election and office sought also support granting an exemption. Even if Mr. Newsom were to be elected Governor, his connection to the Client's investment decisions would be remote and attenuated. The individual primarily responsible for making decisions with respect to Client's hiring of investment advisers is the Client's Chief Investment Officer, who is not appointed by the Governor. *See*

"Executive Staff," CalSTRS, available at https://www.calstrs.com/executive-staff. While the CalSTRS Board has overall responsibility with respect to the Client's investments, *see* Cal. Educ. Code § 22201(a), the Governor does not sit on the Board. *See id.* § 22200(a). And because the Governor directly appoints only five of the twelve Board members (and indirectly appoints another, the California Director of Finance, who sits *ex officio*), the Governor's appointees do not occupy a majority of the seats on the Client's Board. *See id.* § 22200(a)(4) (providing that the Director of Finance—appointed by the governor—sits on the Board); § 22200(a)(6) (providing that five additional members are appointed by the Governor). All other members are independently elected, *see id.* § 22000(a)(1)–(3), or elected by the participants in CalSTRS plans. *Id.* § 22200(a)(5).

H. Contributor's Intent or Motive In Making the Contribution

The Contributor's intent and motive in making the Contribution derived solely from personal and family relations and was unrelated to the Client or Generation's business interests. The Contributor did not have responsibility for the Client's investments and made his Contribution purely in response to his next-door neighbor's request that he attend the event. The Contributor was acquainted with Mr. Newsom and his family only through their children's school and decided to make the Contribution and attend the dinner, forgetting about Generation's internal Policy in this circumstance. The absence of any business-related intent weighs strongly in favor of an exemption.

I. Precedent

The Applicants note that the Commission has granted exemptions similar to that requested herein with respect to relief from Section 206A of the Act and Rule 206(4)-5(e) in *PNC Capital Advisors LLC*, File No. 803-00241, Investment Advisors Act Release Nos. IA-4825 (Dec. 8, 2017) (notice), and IA-4838 (order) (Jan. 3, 2018); *Stephens Inc.*, File No. 803-00238, Investment Advisors Act Release Nos. IA-4797 (Oct. 18, 2017) (notice), and IA-4810 (Nov. 14, 2017) (order); *Brown Advisory LLC*, File No. 803-00229, Investment Advisors Act Release Nos. IA-4605 (Jan. 10, 2017) (notice), and IA-4642 (Feb. 7, 2017) (order); *Angelo, Gordon, & Co., L.P.*, File No. 803-00227, Investment Advisors Act Release Nos. IA-4418 (June 10, 2016) (notice), and IA-4444 (July 6, 2016) (order); *Fidelity Management & Research Company & FMR Co., Inc.*, File No. 803-00225, Investment Advisers Act Release Nos. IA-4220 (Oct. 8, 2015) (notice), and IA-4254 (Nov. 3, 2015) (order); *Starwood Capital Group Management LLC*, File No. 803-00223, Investment Advisers Act Release Nos. IA-4182 (Aug. 26, 2015) (notice), and IA-4203 (Sept. 22, 2015) (order); *Crescent Capital Group, LP*, File No. 803-00219, Investment Advisers Act Release Nos. IA-4140 (July 14, 2015) (notice), and IA-4172 (Aug. 14, 2015) (order); *T. Rowe Price Associates, Inc. and T. Rowe Price International Ltd.*, File No. 803-00224, Investment Advisers Act Release Nos. IA-4046 (Mar. 12, 2015) (notice), and IA-4058 (Apr. 8, 2015) (order); *Crestview Advisers, LLC*, File No. 803-00217, Investment Advisers Act Release Nos. IA-3987 (Dec. 19, 2014) (notice), and IA-3997 (Jan. 14, 2015) (order); *Ares Real Estate Management Holdings, LLC*, File No. 803-00221, Investment Advisers Act Release Nos. IA-3957 (Oct. 22, 2014) (notice), and IA-3969 (Nov. 18, 2014) (order); and *Davidson Kempner Capital Management LLC*, File No. 803-00215, Investment Advisers Act Release Nos. IA-3693 (Oct. 17, 2013) (notice), and IA-3715 (Nov. 13, 2013) (order).

As described above, the Commission looks to a variety of factors when considering whether to provide exemptive relief. The facts and representations made in this Application and Granted Applications as to these enumerated factors are substantially similar and Commission precedent therefore weighs heavily in favor of granting the Application. Indeed, the circumstances presented here offer a stronger basis for exemption than existed in several of the cases in which the Commission previously granted exemptions. Moreover, the facts here are entirely unlike those present in cases where exemption applications were effectively denied.[9]

First, an exemption in this case is plainly in the public interest and consistent with the protection of investors and the policy of the Act. The Client's investment contract with Generation began more than ten years before Contributor made the Contribution, and at no point during that period was the Contributor involved in the management of Client's investments. To the best of Generation's knowledge, Contributor has never met with Client's representatives concerning those investments and has had no involvement in the current discussions with CalSTRS about an additional investment in a strategy not managed by Contributor. In fact, Contributor has not been involved, directly or indirectly, in discussions with Client over prospective investments since Client declined to invest in a now-closed fund in 2014. Moreover, because Generation took numerous preventative and remedial steps to avoid, detect, and reverse prohibited contributions before they could affect Client's investment decisions, the public interest would not be

[9] *See TL Ventures, Inc.*, File No. 803-00218 (Sept. 17, 2013) (application), and Investment Advisers Act Release No. IA-3859 (June 20, 2014) (cease and desist order entered prior to withdrawal of application).

served by barring Generation from receiving compensation from Client for two years, or otherwise penalizing Generation in a fashion grossly disproportionate to the Contribution or any potential harms deriving therefrom.

Second, Generation had a robust and easy-to-understand political contribution compliance policy in place prior to the Contribution. That Policy was significantly more stringent than the policies in place in other cases where the Commission granted an exemption. Generation's Policy includes an outright ban on state and local contributions to U.S. candidates[10], and requires pre-clearance of contributions to state and local parties and PACs. In nearly all other cases where the Commission has granted an exemption, the investment advisor permitted contributions to state and local candidates, provided the contributor sought pre-clearance. For example, just this year in *PNC Capital Advisors LLC*[11], the Commission granted an exemption for a $1,000 contribution to the presidential campaign of the sitting governor of Ohio, where the investment advisor's policies permitted contributions to state and local candidates that had been pre-cleared. In *Brown Advisory LLC*[12], the Commission also recently granted an exemption for a $1,000 contribution given to the sitting Governor of Maryland, where the investment advisor's policies permitted state and local contributions if they were pre-cleared.

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[10] As noted above, the policy permits exceptions in rare cases where approved in writing by the Compliance Officer and where no material risk of a pay-to-play violation would arise.

[11] *PNC Capital Advisors LLC*, File No. 803-00241 (Oct. 10, 2017) (amended application), Investment Advisors Act Release Nos. IA-4825 (Dec. 8, 2017) (notice), and IA-4838 (order) (Jan. 3, 2018) (hereinafter "*PNC Capital Advisors*").

[12] *Brown Advisory LLC*, File No. 803-00229 (Nov. 22, 2016) (amended application), Investment Advisors Act Release Nos. IA-4605 (Jan. 10, 2017) (notice), and IA-4642 (Feb. 7, 2017) (order) (hereinafter "Brown Advisory LLC").

Likewise, in *Davidson Kempner*[13], the Commission granted an exemption for a $2,500 contribution to the U.S. Senate campaign of a sitting state treasurer, where the investment advisor's policies allowed employees to make contributions that had been pre-cleared. Generation's policies, in contrast, were more restrictive and easier to understand and remember. By design, they established a bright line that prohibits contributions to state and local candidates altogether.

Perhaps more significantly, Generation's periodic compliance audits ensured this contribution was discovered quickly, less than six months after it was made. By contrast, the Commission has granted exemptions in other cases where the prohibited contribution was discovered a year or more after it was made. *See PNC Capital Advisors* (contribution to presidential campaign of sitting governor discovered 10 months after it was made); *Brown Advisory LLC* (contribution to incumbent governor discovered 17 months after it was made); *Angelo, Gordon, & Co., L.P.*[14] (contribution to gubernatorial candidate discovered 11 months after it was made); *Crestview*[15] (contribution to presidential campaign of sitting governor discovered 16 months after it was made); *T.*

[13] *Davidson Kempner Capital Management LLC*, File No. 803-00215 (July 25, 2013) (amended application), Investment Advisers Act Release Nos. IA-3693 (Oct. 17, 2013) (notice), and IA-3715 (Nov. 13, 2013) (order) (hereinafter "*Davidson Kempner*").

[14] *Angelo, Gordon, & Co., L.P.*, File No. 803-00227 (May 22, 2016) (second amended application), Investment Advisors Act Release Nos. IA-4418 (June 10, 2016) (notice), and IA-4444 (July 6, 2016) (order) (hereinafter "*Angelo, Gordon*").

[15] *Crestview Advisers, LLC*, File No. 803-00217 (Nov. 13, 2014) (third amended application), Investment Advisers Act Release Nos. IA-3987 (Dec. 19, 2014) (notice), and IA-3997 (Jan. 14, 2015) (order) (hereinafter "*Crestview*").

Rowe Price[16] (contribution to incumbent governor's recall defense discovered over two years after it was made). Generation's annual campaign finance database searches to identify whether contributions were made in violation of its policy were, in fact, as frequent or more frequent than many of the other cases in which the Commission granted an exemption. *See Stephens, Inc.* (annual review); *Brookfield* (advisers conducted "periodic" reviews); *Brown Advisory LLC* (same); *T. Rowe Price* (contribution was discovered during the *development* of a periodic review program); *Davidson Kempner* (searches conducted with unspecified frequency); *Angelo, Gordon, & Co., L.P.* (same).

Additionally, Generation required annual certifications of compliance with the Policy, a policy requirement shared by many applicants that received exemptions. *See Brown Advisory LLC* (annual certification); *Angelo, Gordon, & Co., L.P.* (same); *Brookfield* (same); *Fidelity* (same); *Starwood* (same); *T. Rowe Price* (same); *Crestview* (same); *Ares* (same); *Davidson Kempner* (same). As described, the Contributor completed one such certification just days before making the Contribution.

The remedial steps taken by Generation immediately upon discovery of the Contribution were also taken in a *more* aggressive timeframe than the timeframe in which remedial steps were taken in cases in which the Commission has previously granted exemptions. Generation asked the Contributor to request a full refund from Mr. Newsom's campaign committee the *next* business day following Generation's discovery of the Contribution. The Contributor received and deposited a full refund of the

[16] *T. Rowe Price Associates, Inc. and T. Rowe Price International Ltd.*, File No. 803-00224 (Oct. 29, 2014) (amended application), Investment Advisers Act Release Nos. IA-4046 (Mar. 12, 2015) (notice), and IA-4058 (Apr. 8, 2015) (order) (hereinafter "*T. Rowe Price*").

Contribution within seven days of Generation learning of the violation. In other cases, the Commission has granted exemptions where the refund was not received until more than a month after the violation was discovered. *See, e.g.*, *PNC Capital Advisors* (refund not received for more than two-and-a-half months after violation was discovered); *Brown Advisory LLC* (refund not received for nearly five weeks); *Angelo, Gordon, & Co. L.P.* (refund not received for three weeks).

Further, in addition to updating and redistributing the Policy to all personnel, Generation has also updated its compliance procedures to mandate annual live or video-conference training on the Policy, something not mentioned in several granted exemption applications. *See, e.g.*, *Stephens, Inc.* (not mentioned); *Brown Advisory, LLC* (same); *Angelo Gordon & Co, L.P.* (same); *Brookfield* (same); *Starwood* (same); *Crescent* (same); *Crestview* (same); *Ares* (same); *Davidson Kempner* (same) . It has also revised its procedures to increase, from annually to quarterly, the frequency of (i) internal certifications that require all personnel to agree to comply with the Policy and (ii) campaign finance database reviews. We believe this exceeds the compliance program revisions adopted in several other granted exemptions. *See, e.g.*, *Stephens, Inc.* (annual audit); *Brown Advisory, LLC* (annual certifications and "periodic" reviews); *Brookfield* (same); *T. Rowe Price* (same); *Davidson Kempner* (annual certifications and searches conducted with unspecified frequency); *Angelo, Gordon, & Co., L.P.* (same).

Moreover, Generation has placed all compensation after the Contribution Date attributable to the client's investments in escrow. Fees impacted by the two year-compensation ban will be deposited into the escrow account as they accrue, pending the

Commission's resolution of this exemption application. Further, Applicants commit to forego accepting all *future* investments from the Client in the funds managed by the Contributor for at least two years following the date of the Contribution, even if the exemption application is granted. Applicants view this additional step, which has not been taken in previous granted exemptions, as further removing any taint the now-refunded Contribution may have left.

Third, the timing and amount of the contribution is commensurate with previous exemptions granted by the Commission, and indeed the amount is *smaller* as a percentage of the candidate's war chest, or of the permissible contribution limits, than some other granted exemptions. To be sure, the refunded $5,000 contribution that was suggested for dinner attendance in this case is larger than the amounts at issue in the eleven other exemption applications the Commission has decided. But many of the granted exemption applications have involved contributions in the thousands of dollars range. *See Stephens*[17] (granting exemption for $1,000 contribution); *Brown Advisory* (granting exemption for $1,000 contribution); *Crestview* (granting exemption for $2,500 contribution); *Ares*[18] (granting exemption for $1,100 contribution); *Davidson Kempner*

[17] *Stephens Inc.*, File No. 803-00238 (June 21, 2017) (amended application), Investment Advisors Act Release Nos. IA-4797 (Oct. 18, 2017) (notice), and IA-4810 (Nov. 14, 2017) (order) (hereinafter "*Stephens*").

[18] *Ares Real Estate Management Holdings, LLC*, File No. 803-00221 (July 15, 2014) (amended application), Investment Advisers Act Release Nos. IA-3957 (Oct. 22, 2014) (notice), and IA-3969 (Nov. 18, 2014) (order) (hereinafter "*Ares*").

(granting exemption for $2,500); *Starwood Capital*[19] (granting exemption for $1,000 contribution); *Crescent Capital*[20] (granting exemption for $1,000 contribution). Indeed, in *Davidson Kempner*, the first exemption application granted by the Commission, the Commission approved an exemption where the contributor and his wife made a combined $5,000 contribution—$2,500 each—to the U.S. Senate campaign of the sitting state treasurer of Ohio.[21]

The granted exemption in the *Davidson Kempner* application also involved contributions that were larger as a percentage of the permissible contribution limits. In *Davidson Kempner*, the covered associate made a contribution equal to the maximum permissible individual contribution to a U.S. Senate candidate at the time, $2,500. *See* 52 U.S.C. § 30116(a)(1)(A); Fed. Elec. Comm'n, FEC Announces 2011-2012 Campaign Cycle Contribution Limits, https://www.fec.gov/updates/fec-announces-2011-2012-campaign-cycle-contribution-limits. In this case, in contrast, the individual contribution limit for contributions to California gubernatorial candidates was $29,200 per election. The amount of the Contribution here was therefore equal to only about 17 percent of the

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[19] *Starwood Capital Group Management LLC*, File No. 803-00223 (July 24, 2015) (fourth amended application), Investment Advisers Act Release Nos. IA-4182 (Aug. 26, 2015) (notice), and IA-4203 (Sept. 22, 2015) (order) (hereinafter "*Starwood Capital*").

[20] *Crescent Capital Group, LP*, File No. 803-00219 (Mar. 12, 2015) (amended application), Investment Advisers Act Release Nos. IA-4140 (July 14, 2015) (notice), and IA-4172 (Aug. 14, 2015) (order) (hereinafter "*Crescent Capital*").

[21] Although the Rule does not ordinarily apply to spouses or other family members, *see* 17 C.F.R. § 275.206(4)-5, contributions from "family members" can be prohibited if the facts suggest that the contribution was an indirect act "which, if done directly, would violate the rule." *See* SEC, Release No. IA-3043; File No. S7-1809, "Political Contributions by Certain Investment Advisers" at 96.

permissible California limit, a substantially lower percentage than the contribution at issue in the *Davidson Kempner* application. *See* Cal. Gov't Code §85301(c) (providing limits on contributions to candidates for governor); Cal. Fair Political Practices Comm'n, *State Contribution Limits*, at 2, *available at* http://www.fppc.ca.gov/content/dam/fppc/NS-Documents/TAD/Campaign%20Manuals/Manual_4/Manual_4_Ch_5_State_Contribution_Limits.pdf (setting inflation-adjusted contribution limits to candidates for governor). While none of this diminishes the significance of the Contribution as a violation of Generation's Policy, it does help underscore the personal motive of the Contribution; if Contributor had desired to curry favor with the Candidate for business-related reasons, his contribution could have been significantly more substantial.

The Contribution was also significantly *less* valuable to the candidate than contributions in other cases in which the Commission has granted an exemption. In *Brown Advisory LLC*, the Commission granted an exemption where the contributor made a $1,000 contribution in 2015 to the sitting Governor of Maryland. According to the Maryland campaign finance database, Governor Hogan raised nearly $1.1 million during the full annual reporting period during which the contribution was made. Thus, the contribution at issue in *Brown Advisory* constituted approximately 0.1 percent of the candidate's total receipts during the *annual* reporting period. By contrast, in this case the Contributor's $5,000 Contribution constituted a substantially smaller percentage of the candidate's receipts. According to the California campaign finance database, Mr. Newsom raised over $5.3 million during the six-month reporting period during which the Contribution was made. The Contribution therefore constituted less than 0.1 percent of the Newsom campaign's contributions during the *semi-annual* reporting period—the same proportion the Commission accepted in *Brown Advisory* for the entire year. The now-refunded $5,000 contribution also accounted for less than 0.04 percent of Mr. Newsom's total cash on hand at the end of the June 30, 2017 reporting cycle. Accordingly, the Contribution was significantly smaller as a proportion of the contribution limits, candidate receipts, and cash-on-hand than at least one other case where the Commission granted an exemption.

The timing of the Contribution illustrates that it had no impact on the Client's decision-making. At the time of the contribution, Mr. Newsom was not responsible for and could not influence the outcome of the Client's hiring of an investment adviser, nor could he appoint someone with this authority. Rather, he was seeking his party's nomination for governor of California in a competitive primary election. As of July 31, 2017, a little over a month after the Contribution, at least seven other candidates had announced or were considering running as candidates in the primary, with four more potential candidates considered "longshots." *See* Phil Willon, California's next governor: Who's running, who's on the fence?, *L.A. Times*, July 31, 2017, http://www.latimes.com/politics/la-pol-ca-california-governor-list-2018-htmlstory.html. The contribution was made to only one of these twelve potential candidates, almost a full year before a single ballot will be cast in the Democratic primary, and nearly 18 months before a new governor would be in a position to begin to appoint any individuals to the Client's Board.

The Commission has granted exemptions for contributions made much closer to elections, and to officials who were already in positions to influence the investment decisions of the covered entities. *See, e.g.*, *Stephens, Inc.* (exemption granted for a contribution made to a successful candidate for Little Rock, Arkansas Board of Directors three weeks before the 2016 election); *Brown Advisory* (exemption granted for a contribution to the campaign of the governor-elect of Maryland just days before he was sworn in); *Davidson Kempner* (exemption granted for contribution by investment advisor, and his spouse, for contribution to *incumbent* state treasurer's U.S. Senate campaign); *Crestview* (exemption granted for contribution to *incumbent* governor's presidential campaign). Here, while Mr. Newsom is a covered official by virtue of his candidacy for governor, he is still far from having the ability to appoint any individuals to Client's board as governor. Unlike other cases where candidates were sitting officials with responsibility for government investments, or about to assume office into such a position, Mr. Newsom needs to win both a crowded primary and a general election and be sworn in before he would begin to have this appointment authority.

Fourth, even if he were to win, Mr. Newsom's influence over Client's investment decisions would be much more remote and indirect than the influence exerted by recipient candidates in cases in which the Commission has granted an exemption. In practice, Client's investments are decided by its full-time Chief Investment Officer, not the Governor. *See* CalSTRS, *Christopher J. Ailman, Chief Investment Officer* (explaining that the CIO "oversees an investment portfolio valued at $221.7 billion"); *see also* CalSTRS, *Invest. Mgmt. Pol'y & Invest. Plan* at A-12–A-13 (describing investment authorities delegated to the Chief Investment Officer by the Board). Moreover, the Governor does not sit on the Client's Board which has legal responsibility for CalSTRS investments. And even the Governor's indirect ability to influence Client's decision-making via his appointment power is attenuated. The Governor directly appoints only five of the twelve Client Board members and indirectly appoints another (the California Director of Finance, who sits *ex officio*), meaning that the Governor's appointees do not occupy a majority of the Client's Board. *See* Cal. Educ. Code § 22200(a)(4) (providing that the Director of Finance—appointed by the Governor—sits on the Board); § 22200(a)(6) (providing that five additional members are appointed by the Governor). Further, all of the Governor's appointments require Senate confirmation (which has previously refused to confirm Client Board appointments[22]) and can be made only when the pre-existing fixed and staggered terms of the previous gubernatorial appointees have expired. Cal. Educ. Code § 22200(a)(6). These factors all point to the highly attenuated ability of a gubernatorial candidate to influence the day-to-day investment decisions of Client.

In many of the exemption applications granted, the candidate's ability to influence the client's investment decisions was much more direct. For example, in *Davidson Kempner*, the contribution at issue was made to the sitting state treasurer of Ohio, who was "responsible for the prudent investment of funds within the [state's investment] Portfolio." Josh Mandel, State Treasurer of Ohio, *Statement of Investment Policy* (as of

[22] *See* Shane Goldmacher, "Senate Rules rejects Schwarzenegger adviser for seat on STRS," *Capitol Weekly* (June 7, 2006), *available at* http://capitolweekly.net/senate-rules-rejects-schwarzenegger-adviser-for-seat-on-strs/.

March 21, 2017), at 4, *available at* http://www.tos.ohio.gov/Documents/CMS/2017.03.21%20State%20Reg%20Acct%20Investment%20Policy%20-%20signed.pdf. In *Stephens*, the contribution at issue was made to a candidate for the Little Rock, Arkansas Board of Directors, the elected body directly responsible for setting city policy. *See* City of Little Rock, *City Manager's Office*, https://www.littlerock.gov/city-administration/city-managers-office/ (explaining that the City's system of government "combines the strong political leadership of elected officials in the form of a Board of Directors, with the strong managerial experience of an appointed local government manager").

Fifth, the circumstances surrounding the Contribution make clear that the Contribution was made for personal, not business purposes. As described above, the Contributor's next-door neighbor invited him to attend the event with Mr. Newsom. Because the Contributor's family had a personal relationship with the Newsom family—their children attended the same primary school and were classmates at the time—the Contributor made the contribution and attended the fundraiser. These facts are similar to *Brown Advisory*, where the contributor simply attended an event for the candidate sponsored by a personal friend. *See also, e.g.*, *Fidelity* (candidate and contributor were members of the same golf club and routinely socialized)[23]; *Starwood Capital* (candidate and contributor were former colleagues, neighbors, and personal friends); *Stephens, Inc.* (candidate and contributor were "longstanding friend[s]"). That the Commission granted

[23] *Fidelity Management &Research Company & FMR Co., Inc.*, File No. 803-00225 (Sept. 24, 2015) (second amended application), Investment Advisers Act Release Nos. IA-4220 (Oct. 8, 2015) (notice), and IA-4254 (Nov. 3, 2015) (order) (hereinafter "*Fidelity*").

exemptions in these cases highlights its recognition that the policy behind the Rule is not well served by imposing sanctions where a contribution was made for a non-business reason such as personal friendship.

In some cases, the Commission has even granted an exemption where the contributor failed to articulate a clear personal purpose in making the contribution. In *Brookfield*, for example, the Commission granted an exemption where a covered associate made a contribution to a New York City mayoral candidate even though a New York City public fund invested in the adviser *after* the contribution, opening the door for an appearance of impropriety.[24] *See also Ares* (exemption granted for contribution to a successful candidate for governor); *Davidson Kempner* (exemption granted for contributions from investment advisor and spouse to sitting state treasurer's U.S. Senate campaign).

This case is also easily distinguishable from those where the Commission refused to grant an exemption. In *TL Ventures*[25], for example, the investment adviser had no policies or procedures in place to ensure compliance with the Rule; the contributions were made by the firm's most senior executive officer, in amounts of $2,000 and $2,500;

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[24] *Brookfield Asset Management Private Institutional Capital Adviser US, LLC et al.*, File No. 803-00222 (Oct. 7, 2015) (amended application), Investment Advisers Act Release Nos. IA-4337 (Feb. 22, 2016) (notice), and IA-4355 (Mar. 21, 2016) (order) (hereinafter "*Brookfield*").

[25] *TL Ventures, Inc.*, File No. 803-00218 (Sept. 17, 2013) (application), and Investment Advisers Act Release No. IA-3859 (June 20, 2014) (cease and desist order entered prior to withdrawal of application)

both contributions appear to have been made to incumbent officials[26]; there is no indication the contributions were motivated purely by personal friendship; the applicant argued that it was exempt from the requirement to register as an investment adviser; and the applicant consciously chose not to request a refund of the contribution at issue. Moreover, it appears that the exemption application was not requested until the Commission had already learned of the violation. *See* SEC Press Release, SEC Charges Private Equity Firm With Pay-to-Play Violations Involving Political Campaign Contributions in Pennsylvania, June 20, 2014, https://www.sec.gov/news/press-release/2014-120 (noting that "an SEC investigation found that TL Ventures violated pay-to-play rules by continuing to receive compensation from two public pension funds … within two years after an associate made a $2,500 campaign contribution to a Philadelphia mayoral candidate and a $2,000 campaign contribution to the governor of Pennsylvania").

By contrast, Generation is making this exemption application *sua sponte* immediately after its discovery of the violation. Moreover, in contrast to *TL Ventures*, Generation had a robust compliance policy in place, the violation derives from a single contribution, the Contribution occurred when a Contributor failed to follow the firm's policy prohibiting state contributions (a policy reinforced by certifications from covered associates, including by the Contributor almost immediately before the Contribution), and the Contribution was personal, made in response to a request from a next-door neighbor

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[26] According to relevant records from the Pennsylvania and Philadelphia campaign finance databases.

and made to a candidate who was the father of primary classmates of the Contributor's children. Upon discovery, Generation immediately asked the Contributor to obtain a refund of the contribution (which the Contributor has received), and has placed all fees attributable to the Client's investments since the Contribution Date in escrow, pending the Commission's resolution of this exemption application.

In sum, Commission precedent supports a finding that imposition of the two-year ban on compensation would be inconsistent with the purposes of the Rule.

VI. REQUEST FOR ORDER

The Applicants seek an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e), exempting them, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicants to receive compensation for investment advisory services provided to the Client within the two-year period following the Contribution identified herein to an official of the government entity described herein by an individual the Commission would likely consider a covered associate of the Applicants.

Conditions. The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Contributor will be prohibited from discussing the business of the Applicants with any "government entity" client for which the Official is an "official," each as defined in Rule 206(4)-5(f), until June 7, 2019.

(2) The Contributor will receive a written notification of these conditions and will provide a quarterly certificate of compliance until June 7, 2019. Copies of the

certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and be available for inspection by the staff of the Commission.

(3) The Applicants will conduct testing reasonably designed to prevent violations of the conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and be available for inspection by the staff of the Commission.

VII. <u>CONCLUSION</u>

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.

VIII. <u>PROCEDURAL MATTERS</u>

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit G to this Application. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit H to this Application.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicants, which have signed and filed this application, are fully authorized to do so.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: February 27, 2018

Respectfully submitted,

Generation Investment Management US LLP

By: ______________________________
Alexander Marshall, Esq.
Agent and Designee

Generation Investment Management LLP

By: ______________________________
Alexander Marshall, Esq.
General Counsel

Exhibit Index

Exhibit A

Generation Political Contributions Policy

POLITICAL CONTRIBUTIONS POLICY

PART I – OVERVIEW OF THE FINAL RULE 206(4)-5 – POLITICAL CONTRIBUTION BY CERTAIN INVESTMENT ADVISORS 17 C.F.R. PART 275

AUGUST 2016

INTRODUCTION

Pursuant to its authority under section 206(4) of the *Investment Advisers Act of 1940* 15 U.S.C. (**"Advisers Act"**), the Securities and Exchange Commission ("**SEC**") adopted Final Rule 206(4)-5 – Political Contribution by Certain Investment Advisors 17 C.F.R. Part 275 (the "**Political Contribution Rule**"), which makes it unlawful for any investment adviser to provide advisory services for compensation to a government entity for a two-year period after the investment adviser or any of its covered associates directly or indirectly[1] provides a contribution to an elected official or candidate of such government entity. In addition, some state and local governments have additional restrictions on political contributions by officers and employees of companies that hold state contracts.

The Political Contribution Rule also makes it unlawful for an advisor or its covered associates ***to coordinate or solicit*** any political contributions to government officials (this would include hosting fundraising events), if the advisor is providing or seeking to provide investment advisory services to a government entity that the official can influence; and to make any payments to a third-party "finder" or "solicitor" for introductions to a government entity, if that person is not registered as a municipal advisor or broker-dealer and subject to another rule comparable in scope to the Political Contribution Rule.

Full text of the Political Contribution Rule is attached at Schedule 1 of this memorandum for reference. In addition to the Rule, it is important to note that generally non-U.S. citizens may not contribute to U.S. political candidates, political party committees or PACs.

KEY POINTS OF POLITICAL CONTRIBUTION RULE

SCOPE OF POLITICAL CONTRIBUTION RULE APPLICABLE TO GENERATION

> Prohibitions extend to any "covered associate" of an investment adviser,[2] which includes (i) any general partner, managing member or executive officer, or other individual with a similar status or function; (ii) any employee who solicits a government entity for the investment adviser and any person who supervises, directly or indirectly, such employee; and (iii) any political action committee ("PAC") controlled by the investment adviser or by any of its covered associates.[3] Given the extreme breadth of this definition, Generation applies its rules on Political Contributions to ALL employees and partners out of prudence.[4]

> The limitations generally do not apply to contributions made by a spouse or family member, provided that the donor makes clear that the contribution is not from the covered associate and the covered associate has not solicited or directed the contribution. However, individual states may have separate rules, so legal and compliance should be consulted before a spouse or dependent child makes a contribution that would be covered by this policy if made by a Generation employee. (Please refer to Schedule 2 for selected examples of this – note this is not exhaustive).

> The Political Contribution Rule is triggered when an investment adviser or covered associate makes a political contribution to an "official" of a government entity which includes an incumbent, candidate or successful

1 Note "indirectly" is capable of broad interpretation. See below.

2 Prohibitions apply to any investment adviser that is: (i) registered (or required to be registered) with the SEC, (ii) unregistered due to their reliance on the private adviser exemption under section 203(b)(3) of the Advisers Act; or (iii) an exempt reporting adviser, as defined in section 204-4(a) of the Advisers Act.

3 s. 206(4)-5(f)(2)

4 Please note that this does not mean that all employees are actually Covered Associates. In the event of an alleged breach of the Pay to Play Rules, Generation reserves the right to demonstrate compliance by asserting that a person covered by this policy was not, in fact, a "covered associate".

candidate for elective office of a government entity if the office: (i) is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity; or (ii) has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity.[5] The rules also prohibit covered associates from doing indirectly what cannot be done directly. For this reason, contributions to PACs, political parties, Super PACs, section 527 political organisations, and other politically active organisations (such as a 501(c)(4) social welfare organisations or 501(c)(6) trade associations that make contributions to "officials") can also present compliance concerns.

> A government entity means any State or political subdivision of a State, including:
  > any agency, authority, or instrumentality of the State or any local political subdivision, including cities and counties;
  > a pool of assets sponsored or established by the State or political subdivision or any agency, authority or instrumentality thereof;
  > a plan or program of a government entity; and
  > officers, agents, or employees of the State or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity.[6]

> Employees or partners of Generation and covered family members may provide political contributions to candidates for Federal office (e.g., candidates for U.S. House, U.S. Senate, and President and Vice President), **PROVIDED SUCH FEDERAL CANDIDATE DOES NOT PRESENTLY HOLD OFFICE IN A U.S. STATE OR LOCAL GOVERNMENT.**

> Before contributing to a federal campaign committee, employees and partners should check the exact Federal campaign committee they are contributing to. Many federal candidates, particularly Presidential candidates, solicit contributions to so-called "joint fundraising committees," which collect and allocate donors' contributions to the candidate's campaign committee, a national party committee, and state political parties. If your contribution will be allocated to a political party committee, it is important to obtain pre-clearance from the Compliance Officer and an appropriate assurance letter from the party committee that the contribution will be used consistent with all pay-to-play rules. Employees and Partners who wish to participate in fundraising on behalf of a "joint fundraising committee" must pre-clear that participation with the Compliance Officer.

> To prevent violations of the SEC pay-to-play rules and applicable state and local rules, employees and partners are strictly prohibited from making political contributions, or soliciting or coordinating contributions to: (a) a candidate for a U.S. State or local office; or (b) a holder of a U.S. state or local office who is running for Federal office. Employees and partners must obtain pre-clearance from the Compliance Officer and an appropriated assurance letter before contributing to or soliciting or coordinating contributions to: (i) any state or local political party committee, (ii) state or local PAC, or (iii) any other political organisations that would benefit those candidates. This includes donations to politically active not-for-profit organisations including "social welfare organisations" (i.e. entities operating under Section 501(c)(4) of the tax code) or business leagues or trade associations (i.e., entities operating under Section 501(c)(6) of the tax code).

> Political contribution includes cash, cheque and credit card contributions. In addition, a contribution includes "anything of value." Anything of value would include any campaign and fundraising activity using the resources of either the investment adviser or the covered associate.

LIMITED EXCEPTIONS

> *De minimis exception* - an individual (a "natural person") who is a covered associate may contribute to officials for whom he or she was entitled to vote at the time of the contribution and which in the aggregate do not exceed $350 to any one official, per election (primary and general), or to an official for whom the covered associate was

5 s. 206(4)-5(f)(6)
6 s. 206(4)-5(f)(5)(1)

not entitled to vote at the time of the contribution and which in the aggregate do not exceed $150 to any one official, per election.[7] **NOTE: Generation does not permit partners and employees to utilise this exemption without the express written consent of the Compliance Officer due to the risk of error, the draconian consequences of a breach of the Rule, and the fact that some state and local pay-to-play rules do not include a de minimis exception.**

> *New covered associates exemption* - the Political Contribution Rule does not apply to an investment adviser as a result of a contribution made by a natural person more than six months prior to becoming a covered associate of the investment adviser unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser.[8]

> *Exception for certain returned contributions* - an investment adviser which discovers a political contribution provided by one of its covered associates in violation of the Political Contribution Rule will be excepted from such prohibition if:[9]

> > The investment adviser discovers the contribution which resulted in the prohibition within four months of the contribution;
>
> > Such contribution must not have exceeded $350; and
>
> > The contributor returns the contribution within 60 calendar days of discovery of such contribution by the investment adviser.[10]

> *Discretionary exemption* - SEC may exempt an investment adviser who made a political contribution in violation of the SEC's rule from the two-year ban.[11]

Contributions to National and state political parties, PACs, and politically active not-for-profit organisations. **Employees and Partners wishing to contribute to a national political party (e.g., the Democratic National Committee and the Republican National Committee), a state political party (e.g., the California Democratic Party or the Michigan Republican Party), PACs, or certain politically active not-for profit organisations (e.g., the Sierra Club Action Fund or NextGen California Action) must obtain pre-clearance from the Compliance Officer and, if requested by the Compliance Officer, an assurance letter from the recipient stating that the contribution is not earmarked or designated to benefit a state or local candidate. Consequences of breach of political contribution rule**

> If a political contribution is provided by Generation or certain of its employees and partners to an elected official or candidate of a U.S. State or local government entity, then:

> > it is unlawful for Generation to provide advisory services for compensation to such U.S. State or local government entity, including any associated public pension fund, for a two-year period; and
>
> > if such U.S. State or local government entity, or its associated public pension fund is an existing Generation client, then Generation may be required to disgorge the entirety of its management fee attributable to such client (including prejudgment interest and a potential additional penalty)[12] since the Political Contribution Rule expressly provides that an investment advisor cannot provide advisory services for compensation.

7 s. 206(4)-5(b)(1)

8 s. 206(4)-5(b)(2)

9 This exception is subject to the following: (a) an investment adviser that has reported on its annual updating amendment to Form ADV that it has: (i) more than 50 employees is entitled to no more than three exceptions under this part, and (ii) 50 or fewer employees is entitled to no more than two exceptions under this part; and (b) an investment adviser may not rely on this exception more than once with respect to contributions by the same covered associate of the investment adviser regardless of the time period.

10 s. 206(4)-5(b)(3)

11 s. 206(4)-5(e). For reference, the SEC has previously granted relief from the two year ban when an adviser discovered a contribution and undertook prompt remedial efforts, including (1) returning the full amount of the contribution; (2) establishing an escrow account into which all fees from the public pension plans were deposited for a two-year period; and (3) updating its pay-to-play policies to require covered associates to pre-clear all campaign contributions. See Advisers Act Rel. No. 3715 (November 13, 2013), Advisers Act Rel No. 3693 (October 17, 2013)

12 See *In the Matter of TL Ventures Inc.*, Advisers Act Rel. No. 3859 (June 20, 2014).

PART II – COMPLIANCE STRATEGY AND AFFIRMATION LANGUAGE

IMPACT ON GENERATION

Given the severity of the penalty for a breach of the Political Contribution Rule, Generation restricts ALL employees or partners (whether a "covered associate" or not) from providing any political contributions to State or local "officials" (whether such officials have authority to appoint any person who could influence the outcome of hiring an investment adviser or not). The Compliance Officer may grant an exception in cases were good cause is shown and the contribution is consistent with law and will not present undue business risk to current or anticipated business opportunities.

COMPLIANCE STRATEGY

> Restrict all Generation employees and partners from providing, soliciting or coordinating political contributions to any incumbent or candidate for elective office of any U.S. State or local government office.

> Require pre-clearance by the Compliance Officer and, if requested by the Compliance Officer, the donor obtaining an assurance letter from the recipient committee before contributing to or soliciting contributions to a national, state or local political party, PAC, or politically active not-for-profit organisation.

> Require annual certifications from Generation employees and partners confirming they understand the Political Contribution Rule and have not made any political contributions to State or local officeholders or candidates.

> Enhanced due diligence on potential employees and partners at the pre-hiring stage to determine if they have made any political contributions to State or local politicians or candidates or government entities associated with Generation's existing or potential client base.

AFFIRMATION LANGUAGE

I confirm that I have received a copy of, read and understand the summary of section 206(4)-5 of the *Investment Advisers Act of 1940* 15 U.S.C, Rule 2.3 of the Conduct of Business Sourcebook published by the Financial Conduct Authority attached at Annex A hereto and section 19.5 of the Generation Investment Management LLP ("Generation") Global Compliance Manual concerning Political Contributions and Public Office.

1. I confirm that, in the preceding 24 months, I have not provided or solicited a political contribution to (i) an elected U.S. state or local official, (ii) a candidate for U.S. State or local office (including any contribution to a or U.S. State or local official running for Federal office), or (iii) any other political organisations with the intent to benefit those candidates. I further confirm that, as an employee of Generation, I will not make any such contributions or solicitations.
2. I further confirm that, in the preceding 24 months, I have not provided or solicited a contribution to any state or local political party committee, state or local PAC, or any other politically active not-for-profit organisation, unless such contributions or solicitations were approved in writing by the Compliance Officer. Going forward, I agree to comply with the pre-clearance policies associated with contributions to such groups.
3. I undertake to carefully consider any FEDERAL contributions I may wish to make to ensure they do not provide an indirect benefit to persons specified at 1-2 above.
4. I acknowledge that I may have personal disclosure obligations to the Electoral Commission if I provide political donations to political candidates in the United Kingdom and agree to abide by such requirements of the Electoral Commission from time to time.
5. I acknowledge that in the case of the United Kingdom, political contributions made to any person in an attempt to induce them to direct investment business to Generation would amount to a breach of FCA Rules and Principles and, therefore, while not subject to the same detail of restriction as applies under the Investment Advisers Act, I will carefully consider any possible nexus between any political candidate I donate to and Generation and, if in doubt, will consult with the Compliance Officer.

6. I acknowledge and agree that any breach of the above declarations may cause significant financial harm to Generation and would be a breach of my terms of employment/partnership and consequently, may result in, among other things, the termination of my contract.

Signed: ______________________

Print Name: ______________________

Date: ______________________

ANNEX A

Summary of section 206(4)-5 of the *Investment Advisers Act of 1940* 15 U.S.C, Rule 2.3 of the Conduct of Business Sourcebook published by the Financial Conduct Authority

Political contributions provided by advisory firms or its employees and officers to an elected official or candidate of a U.S. State or local government entity is regulated in the United States under section 206(4)-5 of the *Investment Advisers Act of 1940* 15 U.S.C. (commonly known as the "Pay-to-Play Rule"), which makes it unlawful for investment advisors to provide advisory services for compensation to a U.S. State or local government entity, which includes any associated public pension fund, for a two-year period if the advisory firm or certain of its employees or partners provides a political contribution to an elected official or candidate of such U.S. State or local government entity.

In circumstances where an employee or partner of an investment advisor provides a political contribution to an elected official or candidate of a U.S. State or local government entity where such government entity, or any associated pension fund, is an existing client of the investment advisor, the investment advisor may be subject to enforcement action and required to disgorge all management and other fees applicable to such State and local government entity and pay prejudgment interest on such amount and other penalties, resulting in material loss to an investment advisor.

While the United Kingdom does not have equivalent regulations applicable to investment advisors, the Electoral Commission does impose personal disclosure requirements on individuals providing political donations and the Financial Conduct Authority prohibits an investment firms from using inducements in the course of its business, which would include the payment of fees, commissions or other non-monetary benefits to elected officials and candidates of political office for the purpose of influencing the allocation of government or public funds.

Consequently, political contributions provided by employees and partners of Generation Investment Management LLP or Generation Investment Management US LLP (collectively, "**Generation**"), either directly or indirectly, to a holder of or candidate for a U.S. State or local office (including a U.S. State or local candidate running for Federal office), or any other political organisations that would benefit those candidates, could result in significant reputational and financial harm to the business of Generation and are therefore strictly prohibited. Similarly, efforts to solicit others to contribute to, or to coordinate contributions for, any of the above are strictly prohibited. While not strictly prohibited, contributions to or fundraising for PACs; national, state, or local political party committees; and politically-active not-for-profit organisations may not be made or conducted without the prior written approval of the Compliance Officer.

Employees or partners of Generation may provide political contributions to Federal candidates pursuing Federal offices and National political parties, provided such Federal candidate is not presently holding office in a U.S. State or local government entity. Furthermore, Employees and Partners must check the exact Federal campaign they are contributing to or fundraising for. As noted above, we are aware that some so-called "Joint fundraising committees" may disburse funds to State Parties, which could create concerns among applicable pay-to-play rules.

Outside the United States and the United Kingdom (which are listed in detail as the two main operating domiciles of Generation), it is likely that similar laws apply in other jurisdictions. It is the responsibility of partners and employees when making political donations in other jurisdictions to investigate the rules around those. If in any doubt, please speak to the General Counsel before acting who will be pleased to obtain advice in the relevant jurisdiction.

SCHEDULE 1 – FULL TEXT OF RULE 206(4)-5

206(4)-5 Political contributions by certain investment advisers.

(a) Prohibitions. As a means reasonably designed to prevent fraudulent, deceptive or manipulative acts, practices, or courses of business within the meaning of section 206(4) of the Act (15 U.S.C. 80b-6(4)), it shall be unlawful:

(1) For any investment adviser registered (or required to be registered) with the Commission, or unregistered in reliance on the exemption available under section 203(b)(3) of the Advisers Act (15 U.S.C. 80b-3(b)(3)), or that is an exempt reporting adviser, as defined in section 275.204-4(a), to provide investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser (including a person who becomes a covered associate within two years after the contribution is made); and

(2) For any investment adviser registered (or required to be registered) with the Commission, or unregistered in reliance on the exemption available under section 203(b)(3) of the Advisers Act (15 U.S.C. 80b-3(b)(3)), or that is an exempt reporting adviser, or any of the investment adviser's covered associates:

(i) To provide or agree to provide, directly or indirectly, payment to any person to solicit a government entity for investment advisory services on behalf of such investment adviser unless such person is:

(A) A regulated person; or
(B) An executive officer, general partner, managing member (or, in each case, a person with a similar status or function), or employee of the investment adviser; and

(ii) To coordinate, or to solicit any person or political action committee to make, any:

(A) Contribution to an official of a government entity to which the investment adviser is providing or seeking to provide investment advisory services; or
(B) Payment to a political party of a State or locality where the investment adviser is providing or seeking to provide investment advisory services to a government entity.

(b) *Exceptions*—(1) *De minimis exception.* Paragraph (a)(1) of this section does not apply to contributions made by a covered associate, if a natural person, to officials for whom the covered associate *was* entitled to vote at the time of the contributions and which in the aggregate do not exceed $350 to any one official, per election, or to officials for whom the covered associate was not entitled to vote at the time of the contributions and which in the aggregate do not exceed $150 to any one official, per election.

(2) *Exception for certain new covered associates.* The prohibitions of paragraph (a)(1) of this section shall not apply to an investment adviser as a result of a contribution made by a natural person more than six months prior to becoming a covered associate of the investment adviser unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser.

(3) *Exception for certain returned contributions.* (i) An investment adviser that is prohibited from providing investment advisory services for compensation pursuant to paragraph (a)(1) of this section as a result of a contribution made by a covered associate of the investment adviser is excepted from such prohibition, subject to paragraphs (b)(3)(ii) and (b)(3)(iii) of this section, upon satisfaction of the following requirements:

(A) The investment adviser must have discovered the contribution which resulted in the prohibition within four months of the date of such contribution;
(B) Such contribution must not have exceeded $350; and
(C) The contributor must obtain a return of the contribution within 60 calendar days of the date of discovery of such contribution by the investment adviser.

(ii) In any calendar year, an investment adviser that has reported on its annual updating amendment to Form ADV (17 CFR 279.1) that it has more than 50 employees is entitled to no more than three exceptions pursuant to paragraph (b)(3)(i) of this section, and an investment adviser that has reported on its annual updating amendment to Form ADV that it has 50 or fewer employees is entitled to no more than two exceptions pursuant to paragraph (b)(3)(i) of this section.

(iii) An investment adviser may not rely on the exception provided in paragraph (b)(3)(i) of this section more than once with respect to contributions by the same covered associate of the investment adviser regardless of the time period.

(c) *Prohibitions as applied to covered investment pools.* For purposes of this section, an investment adviser to a covered investment pool in which a government entity invests or is solicited to invest shall be treated as though that investment adviser were providing or seeking to provide investment advisory services directly to the government entity.

(d) *Further prohibition.* As a means reasonably designed to prevent fraudulent, deceptive or manipulative acts, practices, or courses of business within the meaning of section 206(4) of Advisers Act (15 U.S.C. 80b-6(4)), it shall be unlawful for any investment adviser registered (or required to be registered) with the Commission, or unregistered in reliance on the exemption available under section 203(b)(3) of the Advisers Act (15 U.S.C. 80b-3(b)(3)), or that is an exempt reporting adviser, or any of the investment adviser's covered associates to do anything indirectly which, if done directly, would result in a violation of this section.

(e) *Exemptions.* The Commission, upon application, may conditionally or unconditionally exempt an investment adviser from the prohibition under paragraph (a)(1) of this section. In determining whether to grant an exemption, the Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act (15 U.S.C. 80b);

(2) Whether the investment adviser:

(i) Before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of this section; and
(ii) Prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and
(iii) After learning of the contribution:

(A) Has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and
(B) Has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.* Federal, State or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

(f) *Definitions.* For purposes of this section:

(1) *Contribution* means any gift, subscription, loan, advance, or deposit of money or anything of value made for:

(i) The purpose of influencing any election for Federal, State or local office;
(ii) Payment of debt incurred in connection with any such election; or
(iii) Transition or inaugural expenses of the successful candidate for State or local office.

(2) *Covered associate* of an investment adviser means:

(i) Any general partner, managing member or executive officer, or other individual with a similar status or function;
(ii) Any employee who solicits a government entity for the investment adviser and any person who supervises, directly or indirectly, such employee; and
(iii) Any political action committee controlled by the investment adviser or by any person described in paragraphs (f)(2)(i) and (f)(2)(ii) of this section.

(3) *Covered investment pool* means:

(i) An investment company registered under the Investment Company Act of 1940 (15 U.S.C. 80a) that is an investment option of a plan or program of a government entity; or
(ii) Any company that would be an investment company under section 3(a) of the Investment Company Act of 1940 (15 U.S.C. 80a-3(a)), but for the exclusion provided from that definition by either section 3(c)(1), section 3(c)(7) or section 3(c)(11) of that Act (15 U.S.C. 80a-3(c)(1) (c)(7) or (c)(11)).

(4) *Executive officer* of an investment adviser means:

(i) The president;
(ii) Any vice president in charge of a principal business unit, division or function (such as sales, administration or finance);
(iii) Any other officer of the investment adviser who performs a policy-making function; or
(iv) Any other person who performs similar policy-making functions for the investment adviser.

(5) *Government entity* means any State or political subdivision of a State, including:

(i) Any agency, authority, or instrumentality of the State or political subdivision;
(ii) A pool of assets sponsored or established by the State or political subdivision or any agency, authority or instrumentality thereof, including, but not limited to a "defined benefit plan" as defined in section 414(j) of the Internal Revenue Code (26 U.S.C. 414(j)), or a State general fund;
(iii) A plan or program of a government entity; and
(iv) Officers, agents, or employees of the State or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity.

(6) *Official* means any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a government entity, if the office:

(i) Is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity; or
(ii) Has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity.

(7) *Payment* means any gift, subscription, loan, advance, or deposit of money or anything of value.

(8) *Plan or program of a government entity* means any participant-directed investment program or plan sponsored or established by a State or political subdivision or any agency, authority or instrumentality thereof, including, but not limited to, a "qualified tuition plan" authorised by section 529 of the Internal Revenue Code (26 U.S.C. 529), a retirement plan authorised by section 403(b) or 457 of the Internal Revenue Code (26 U.S.C. 403(b) or 457), or any similar program or plan.

(9) *Regulated person* means:

(i) An investment adviser registered with the Commission that has not, and whose covered associates have not, within two years of soliciting a government entity:

(A) Made a contribution to an official of that government entity, other than as described in paragraph (b)(1) of this section; and

(B) Coordinated or solicited any person or political action committee to make any contribution or payment described in paragraphs (a)(2)(ii)(A) and (B) of this section;

(ii) A "broker," as defined in section 3(a)(4) of the Securities Exchange Act of 1934 (15 U.S.C. 78c(a)(4)) or a "dealer," as defined in section 3(a)(5) of that Act (15 U.S.C. 78c(a)(5)), that is registered with the Commission, and is a member of a national securities association registered under 15A of that Act (15 U.S.C. 78o-3), provided that:

(A) The rules of the association prohibit members from engaging in distribution or solicitation activities if certain political contributions have been made; and

(B) The Commission, by order, finds that such rules impose substantially equivalent or more stringent restrictions on broker-dealers than this section imposes on investment advisers and that such rules are consistent with the objectives of this section; and

(iii) A "municipal advisor" registered with the Commission under section 15B of the Exchange Act and subject to rules of the Municipal Securities Rulemaking Board, provided that:

(A) Such rules prohibit municipal advisors from engaging in distribution or solicitation activities if certain political contributions have been made; and

(B) The Commission, by order, finds that such rules impose substantially equivalent or more stringent restrictions on municipal advisors than this section imposes on investment advisers and that such rules are consistent with the objectives of this section.

(10) *Solicit* means:

(i) With respect to investment advisory services, to communicate, directly or indirectly, for the purpose of obtaining or retaining a client for, or referring a client to, an investment adviser; and

(ii) With respect to a contribution or payment, to communicate, directly or indirectly, for the purpose of obtaining or arranging a contribution or payment

SCHEDULE 2

As described in more detail below, pay-to-play rules can cover spousal contributions if Generation has or is seeking investments from public funds in New Jersey, is seeking to manage investments of the **Los Angeles County Metropolitan Transportation Authority**, or has or is seeking investments from the **Los Angeles Fire and Police Pension Plan**.

CALIFORNIA

California's statewide pay-to-play rule does not cover contributions by spouses of Generation employees. *See* Cal. Gov't Code 84308. In addition, while the California Public Employees' Retirement System (CalPERS) and the California Teachers' Retirement System (CalSTRS) have their own pay-to-play rules, those rules would not cover spousal contributions. *See* Ca. Gov't Code 20152.5 (CalPERS), 5 Ca. Code of Regs. 24010 (CalSTRS). In addition, we have identified several city and county pay-to-play ordinances and policies in California, but these rules do not cover spousal contributions. *See* Alameda County Employees' Retirement Association General Investment Guidance sec. XVII(f); S.F. Campaign & Gov. Conduct Code § 1.126; San Diego City Employees Retirement System Policy II-36.

There two possible exceptions:

(i) Any "company, vendor, or business entity seeking a contract" with the **Los Angeles County Metropolitan Transportation Authority** (which includes immediate family members of the company's owners and employees) may not make a political contribution of more than $10 to LACMTA members, LACMTA alternate members, or family members of LACMTA members and alternates who happen to be seeking elected office. *See* Cal. Pub. Utils. Code § 130051.20(a)(1)-(3).

(ii) Current and prospective contractors with the **Los Angeles Fire and Police Pension Plan** must file reports disclosing, among other things, certain Los Angeles political contributions aggregating to over $100 by spouses or domestic partners of the contractor. LAFPP Policy § 1.18(C), (G)(1)(a)(1), App. A.

NEW JERSEY

In New Jersey, the state may not enter into a purchasing agreement with a "business entity" exceeding $17,500 if the business entity has solicited or made a contribution to certain state candidates or state or county political party committees. *See* N.J. Stat. Ann. 19:44A-20.14. "Business entities" with state contracts exceeding $17,500 are also prohibited from soliciting or making certain contributions in New Jersey. *Id.* 19:44A-20.15. The definition "business entity" includes, among other things, the spouses, civil union partners, and resident children of the business's partners or 10 percent owners. *Id.*; N.J. Exec. Order 118. There is a limited exception for spouses, partners, and resident children of business partners (other than partners who are 10 percent owners) if those family members are entitled to vote for the candidate or reside within the jurisdiction of the political party committee. *See* N.J. Exec. Order 118. There is also a *de minimis* exception for contributions that aggregate to $300 or less per election.

In addition to this prohibition, "business entities" seeking to enter into a no-bid contract exceeding $17,500 with a state or local agency must file disclosure reports that identify, among other things, certain contributions by the spouses or resident children of partners, officers, directors, or trustees. N.J. Stat. Ann. 19:44A:20.26; N.J. Admin. Code 19:25-26.2, 26.7. Additional disclosures are required if the business entity has contracts aggregating to $50,000 a year with a public entity or public entities in New Jersey. N.J. Stat. Ann. 19:44A-20.27; N.J. Admin. Code 19:25-26.1. And still another statute requires additional disclosures of contributions from spouses and resident children, among others, to "continuing political committees" in New Jersey. N.J. Stat. Ann. 19:44A-20.18; N.J. Admin. Code 19:25-24.1.

New Jersey retirement funds also have adopted their own pay-to-play rules, but those rules do not apply to spousal contributions. N.J. Admin. Code 17:16-4.1, -4.3, 4.6.

Finally, we note that over one hundred New Jersey municipalities have adopted their own pay-to-play rules, some of which may regulate spousal contributions.

NEW YORK

New York Wtate does not have a statewide pay-to-play rule, so contributions by spouses would not implicate any state pay-to-play restrictions. Moreover, neither of the following major New York state investors have adopted pay-to-play policies that cover spousal contributions: New York State and Local Retirement System and the New York State Teachers' Retirement System.

New York City separately has its own pay-to-play rules, but contributions from spouses are not covered.

WASHINGTON

Washington State does not have a statewide pay-to-play rule, so contributions by spouses would not implicate any state pay-to-play restrictions. Moreover, the Washington State Investment Board -- which makes investments from funds in the state's Deferred Compensation Program, Teachers' Retirement System, School Employees' Retirement System, and Public Employees' Retirement System -- does not have its own pay-to-play rules that would cover spousal contributions.

OTHER ISSUES

1. The above analysis focuses only statewide pay-to-play rules and pay-to-play policies adopted by major localities and major public funds in each state. If there are specific public funds in these states that are Generation investors or prospective investors, and if those funds are not identified above, it is possible that those funds have adopted their own pay-to-play policies that cover spousal contributions. This is unlikely; it is unusual for these smaller funds to have their own pay-to-play policies or for pay-to-play policies to regulate spousal contributions, but we cannot rule it out without reviewing each public investor and prospect.

2. Contributions from spouses are not technically prohibited by the SEC's pay-to-play rule, as long as they are not a means of doing indirectly what cannot be done directly. For example, a covered Generation employee could not funnel a prohibited contribution through a spouse or otherwise ask the employee's spouse to make a contribution that the employee may not make. Moreover, even if the spouse makes the contribution independently, there are optics issues to contribute. A large contribution from a spouse to a covered state official could prompt competitors or other critics to raise "pay-to-play" allegations in the press, which might place pressure on the state fund not to invest with Generation

Exhibit B

Contributor's Annual Political Contributions Certification

Assignments

Annual Certification - Political Contributions **Status:Completed**

Assignment Details

Instructions of how to complete your assignment:

Please review the enclosed memorandum and complete the following attestation regarding political contributions.

Description:

Political contributions attestation and certification of compliance awareness.

Due date:	From:	Status	
Jun 01,2017	Ghessycka Bennett	Completed	Add dates to your Calendar

Assigned to

Colin le Duc

Priority

High

Associated Documents

Document Name	Last Updated	Owner
Annex A - Political Contributions (May 2016).pdf	May 01, 2017	Ghessycka Bennett

Annual Political Contributions Attestation

I confirm that I have received a copy of, read and understand the summary of section 206(4)-5 of the Investment Advisers Act of 1940 15 U.S.C, Rule 2.3 of the Conduct of Business Sourcebook published by the Financial Conduct Authority attached at Annex A hereto.

I agree

I confirm that I have read and understand section 19.5 of the Generation Investment Management LLP Global Compliance Manual concerning Political Contributions and Public Office (for UK- based Partners & Employees) and the titled section Political Contributions and Public Office of the Generation Investment Management US LLP US Code of Ethics (for US-based Partners & Employees).

I agree

I confirm that I have not provided a political contribution to an elected official or candidate of a U.S. State or local office or U.S. State or local candidate running for Federal office, or any other political organizations that would benefit those candidates in the preceding twenty four (24) month period.

I have not provided a political contribution per the above

I undertake not to provide any political contributions, either directly or indirectly, to an elected official or candidate of a U.S. State or local office or U.S. State or local candidate running for Federal office, or any other political organizations that would benefit those candidates.

I agree

I acknowledge that I may provide political contributions to a National Political Party or a Federal candidate pursuing Federal office only if such Federal candidate is not presently holding office in a U.S. State or local government entity.

I agree

I acknowledge that I may have personal disclosure obligations to the Electoral Commission if I provide political donations to political candidates in the United Kingdom and agree to abide by such requirements of the Electoral Commission from time to time.

I agree

I acknowledge that in the case of the United Kingdom, political contributions made to any person in an attempt to induce them to direct investment business to Generation would amount to a breach of FCA Rules and Principles and, therefore, while not subject to the same detail of restriction as applies under the Investment Advisors Act, I will carefully consider any possible nexus between any political candidate I donate to and Generation and, if in doubt, will consult with the Compliance Officer.

I agree

Add Documents To This Assignment

Attestation Statement

Check to accept signature

Attestation Statement:

I have read and understood the questionnaire and attest that I have answered in a truthful manner. I acknowledge and agree that any breach of the enclosed declarations may cause significant financial harm to Generation and would be a breach of my terms of employment/partnership and consequently, may result in, among other things the termination of my contract.

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1

Exhibit C

Authorization of Generation US

All requirements of the Amended and Restated Limited Liability Partnership Agreement of Generation Investment Management US LLP (as amended from time to time, the "Partnership Agreement") have been complied with in connection with the execution and filing of this Application. Generation Investment Management US LLP represents that the undersigned individual is authorized to file this Application pursuant to the Partnership Agreement.

Generation Investment Management US LLP

Name: Alexander Marshall, Esq.
Title: Agent and Designee of Generation Investment Management US LLP

Dated: February 27, 2018

Exhibit D

Authorization of Generation U.K.

All requirements of the Eighth Amended and Restated Limited Liability Partnership Agreement dated as of January 1, 2016 (as amended from time to time, the "Partnership Agreement") of Generation Investment Management LLP have been complied with in connection with the execution and filing of this Application. Generation Investment Management LLP represents that the undersigned individual is authorized to file this Application pursuant to the Eighth Amended and Restated Limited Liability Partnership Agreement.

Generation Investment Management LLP

Name: Alexander Marshall, Esq.
Title: General Counsel

Dated: February 27, 2018

Exhibit E

Verification of Generation US

United Kingdom, Town/City of London.

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated February 27, 2018, for and on behalf of Generation Investment Management US LLP; that he is the Agent and Designee of such limited liability partnership; and that all action by Generation Investment Management US LLP and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: Alexander Marshall, Esq.
Title: Agent and Designee of Generation Investment Management US LLP

Subscribed and sworn to before me, a Notary Public, this 27th day of February 2018.

Hans Joseph Hartwig
Notary Public
22A St. James's Square, London SW1Y 4JH
Phone 0 (+44) 20 3457 2690
mk@hartwiglondon.eu
My appointment does not expire

Official Seal

My commission expires ________________

Exhibit F

Verification of Generation UK

United Kingdom, Town/City of London

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated February 27, 2018, for and on behalf of Generation Investment Management LLP; that he is the Chief Legal Officer of such limited liability partnership; and that all action by Generation Investment Management LLP and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: Alexander Marshall, Esq.
Title: General Counsel
Generation Investment Management LLP

Subscribed and sworn to before me, a Notary Public, this 27th day of February 2018.

Official Seal

Hans Joseph Hartwig
Notary Public
22A St. James's Square, London SW1Y 4JH
Phone 0 (*44) 20 3457 2690
mk@hartwiglondon.eu
My appointment does not expire

My commission expires ____________

Exhibit G

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "**SEC**" or the "**Commission**").

Action: Notice of Application for an Exemption under the Investment Advisors Act of 1940 as amended (the "Advisers Act").

Applicants: Generation Investment Management US LLP and Generation Investment Management LLP (the "**Advisers**" or "**Applicants**").

Relevant Act Sections: Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e), from the provisions of Section 206(4) of the Act and Rule 206(4)-5(a)(1).

Summary of Application: The Applicants request that the Commission issue an order under Section 206A of the Advisers Act and Rule 206(4)-5(e) exempting them from Rule 206(4)-5(a)(1) under the Advisers Act to permit Applicants to have provided and to continue to provide investment advisory services for compensation to a government entity within the two-year period following a specified contribution by an individual who is potentially a covered associate of Applicants to an official of government entity.

Filing Dates: The application was filed on [DATE].

Hearing or Notification of Hearing: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [Date], and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Advisers Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicants: Generation Investment Management US LLP and Generation Investment Management LLP, c/o Robert D. Lenhard, Esq., Covington & Burling LLP, One CityCenter, 850 Tenth Street, NW, Washington, DC 20001.

For Further Information Contact: [CONTACT], [Title] at [(202) ___-____] (Division of Investment Management, SEC).

Supplementary Information: The following is a summary of the Application. The complete application may be obtained via the Commission's website either at http://www.sec.gov/rules/iareleases.shtml or by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

The Applicants' Representations

1. Generation Investment Management US LLP is registered with the Commission as an investment adviser under the Act. Generation Investment Management LLP is an exempt reporting adviser under 17 C.F.R. § 275.204-4(a). A public pension plan that is a government entity of the State of California (the "**Client**") is invested in an investment strategy managed by Applicant Generation Investment Management US LLP and for which Applicant Generation Investment Management LLP is a sub-adviser. The Client is also considering investing in a different investment strategy managed by Applicant Generation Investment Management US LLP and for which Applicant Generation Investment Management LLP is a sub-adviser. The investment decisions for the Client are overseen by a twelve-member board of trustees. The Governor of California has direct appointment authority over five members of the board.

2. Colin Le Duc (the "**Contributor**") serves as a partner of Applicant Generation Investment Management LLP. He also serves on Applicant Generation Investment Management LLP's Management Committee, is the Co-Chief Investment Officer of the Generation "Growth Equity" strategy, and is the Co-President of Generation Investment Management US LLP's U.S. office. Contributor at no point was involved in managing or retaining Client's investment and has not been involved in communications with the Client about potential future investments since 2014. To the best of Generation's knowledge, the Contributor did not attend any of the meetings or participate in any communications with the Client or its representatives that led to the Client's decisions to invest or continue to invest with Applicants. Rather, Contributor is primarily engaged in managing a separate Generation strategy in which the Client does not invest and is not being solicited to invest.

3. The Client entered into an investment management agreement with Applicant Generation Investment Management US LLP more than ten years prior to the Contribution at issue in this Application and has not increased its investment since 2008.

4. On June 7, 2017, the Contributor made a $5,000 personal contribution (the "**Contribution**") to the California gubernatorial campaign of Gavin Newsom, the current Lieutenant Governor of California (the "**Official**") after a solicitation from his next-door

neighbor to attend a dinner event with Mr. Newsom. Contributor and Mr. Newsom's children were, at the time, classmates in the same primary school and the families have a personal relationship through their school. The Lieutenant Governor has no power to appoint a person directly or indirectly able to influence the hiring of an investment advisor by the Client. Five of the twelve members of the Client's board of trustees are, by statute, appointees of the Governor with fixed terms. The Director of Finance, a gubernatorial appointee, serves as one of the *ex officio* board members. Because the Official was a candidate for an office with the authority to appoint members of a board which is responsible for or can influence the outcome of the hiring of investment advisers, the Official is an "official" under Rule 206(4)-5 of the Advisers Act.

5. The Application states that Contributor made the Contribution for purely personal reasons unrelated to Generation's business interests.

6. To the best of Applicants' knowledge, at no time did any employee or partner of the Applicants other than the Contributor have actual knowledge of the Contribution. Applicants discovered the Contribution during a routine compliance audit less than six months after the Contribution was made. Once the Applicants learned of the Contribution, they caused the Contributor to request a refund of the Contribution. The Contributor received and deposited a full refund of his Contribution from Mr. Newsom's campaign committee within a week of the Applicants' discovery of the Contribution.

7. Applicants' policies and procedures regarding political contributions in place at the time of the Contribution (the "**Policy**") strictly prohibited contributions from partners and employees to state candidates. Contributor was regularly made aware of the Policy and certified in writing that he would not undertake to make such a contribution shortly before he made the Contribution at issue here.

8. The Applicants represent that after discovery of the Contribution, they established an escrow account into which Applicant Generation US has deposited an amount equal to the compensation received with respect to the Clients' investments since the date of the Contribution. The Applicants further represent that all fees earned with respect of the Clients' investments since the day of the Contribution will continue to be placed in escrow pending the outcome of this Application.

The Applicants' Legal Analysis

1. Rule 206(4)-5(a)(1) prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.

2. Section 206A and Rule 206(4)-5(e) permit the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of,

among other factors, (1) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (2) whether the investment adviser: (i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of this section; and (ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (iii) after learning of the contribution: (A) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (3) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (4) the timing and amount of the contribution which resulted in the prohibition; (5) the nature of the election (e.g., whether it was a federal, state, or local election); and (6) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

3. The Applicants request an order pursuant to Section 206A and Rule 206(4)-5(e) exempting them from the prohibition under Rule 206(4)-5(a)(1), if necessary, to permit them to have provided and continue to provide investment advisory services for compensation to the Client within the two-year period following the Contribution.

4. The Applicants assert that the purposes of Section 206(4) and Rule 206(4)-5(a)(1) are fully satisfied without imposition of the two-year prohibition on compensation. Neither the Applicants nor the Contributor sought to interfere with the Client's merit-based selection process for advisory services.

5. The Applicants state that the other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

The Applicants' Conditions

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing the business of the Applicants with any "government entity" client for which the Official is an "official," each as defined in Rule 206(4)-5(f), until June 7, 2019.

2. The Contributor will receive a written notification of these conditions and will provide a quarterly certificate of compliance until June 7, 2019. Copies of the certifications will be maintained and preserved in an easily accessible place for a period

of not less than five years, the first two years in an appropriate office of the Applicants, and be available for inspection by the staff of the Commission.

3. The Applicants will conduct testing reasonably designed to prevent violations of the conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

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Secretary [or other signatory]

Exhibit H

Proposed Order of Exemption

Generation Investment Management (US) LLP and Generation Investment Management LLP (the "Advisers" or the "Applicants") filed an application on February __, 2018, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act") and Rule 206(4)-5(e). The Application requested an order granting an exemption from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1), to permit the Applicants to have provided and to continue to provide investment advisory services for compensation to a government entity within the two-year period following a specified contribution to an official of such government entity by an individual who is potentially a covered associate of the Applicants. The order applies only to the Applicants' provision of investment advisory services for compensation which would otherwise be prohibited with respect to this government entity as a result of the contribution identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate, in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to Section 206A of the Act and Rule 206(4)-5(e), that the application for exemption from Section 206(4) of the Act, and Rule 206(4)-5(a)(1), is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority.

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Secretary [or other signatory]